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DAT : 9/2/04

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司

(Incorporated in the Cayman Islands with limited liability) (於開曼群島註冊成立之有限公司)

82-34681

ARLS
3-31-04



Annual Report 2004 年報

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcement in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the directors (the "Directors") of Thiz Technology Group Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Thiz Technology Group Limited. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this report misleading; and 3. all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）的特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要途徑乃在聯交所設立之互聯網網站刊登。上市公司一般毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人之最新資料。

香港聯合交易所有限公司對本報告的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不會就因本報告全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本報告（即時科研集團有限公司各董事（「董事」）願共同及個別對此承擔全部責任）乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關即時科研集團有限公司的資料。各董事經作出一切合理查詢後確認，就彼等所知及所信：1. 本報告所載資料在各重大方面均屬準確及完整，且無誤導成分；2. 本報告並無遺漏任何事實致使其中所載任何內容產生誤導；及 3. 本報告內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。

Contents 目錄



Corporate Profile

企業簡介

Based in Hong Kong, Thiz Technology Group Limited ("Thiz", the "Company" or the "Group") is the first and a leading developer of Linux solutions for PC and provider of internet application technology users. Thiz was also the first Linux software solution provider listed in the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong in July 2001 (Stock Code: 8119). Thiz is a provider of various computing solutions and related services targeting individuals, small to medium size enterprises and educational institutions. The products and services provided by the Group include ThizLinux (operating system desktop and server), applications and other related services, such as software installation, training and education. Thiz launches high quality products that are flexible to customise for SMEs, government and educational institutions.

即時科研集團有限公司(「即時科研」、「本公司」或「本集團」)以香港為基地，是首家為個人電腦用戶開發Linux解決方案及互聯網應用技術的供應商，並穩居業內領導位置。即時科研亦是首間於香港聯合交易所創業板(「創業板」)上市的Linux軟件及解決方案供應商，於二零零一年七月上市(股票編號：8119)。即時科研專門為個人用戶、中小型企業及教育機構供應各種電腦解決方案及相關服務。本集團所提供的產品及服務包括ThizLinux(包括操作系統、桌面及伺服器)、應用程式及其他相關服務，例如軟件安裝、培訓及教學。即時科研所提供的優質產品具備靈活彈性，可為各中小企、政府及教育機構所需而度身訂造。

Thiz is devoted to developing Linux systems, internet application technology and related applications, and promote the Group's brandname to the global market. ThizLinux is the Group's R&D backbone on Linux operating systems and applications. The Group has introduced a wide range of products including ThizLinux desktop systems, office suites, server applications, Internet trading systems, diskless solution, intranet collaborative software, anti-virus software and firewall.

即時科研一直致力開發Linux系統、互聯網應用技術及相關應用軟件，及將集團品牌推廣至國際市場。ThizLinux是集團技術研發隊伍在Linux操作系統及應用軟件研發方面的核心。本集團已先後推出即時Linux桌面系統、全能辦公室軟件、多功能伺服器、互聯網貿易系統、無盤式工作站、內聯網群組軟件、防毒軟件以及防火牆等產品。

Corporate Profile

企業簡介

To promote Linux general education, Thiz provides various solutions on Linux education for primary and secondary schools, tertiary institutions and training centres. The solutions include course management, training materials, teaching plans, training certifications, examination system and other related services. Currently, the Group is actively promoting learning and usage of ThizLinux products in China and Hong Kong.

為實現Linux普及教育的理想，即時科研為中小學、大專院校和各類培訓中心提供多元化之Linux教育方案，包括課程管理、教材、教案、培訓認證、考試系統及其他相關服務。目前，本集團正積極於中國及香港推廣學習和使用集團研發之ThizLinux產品。

On regional development, the Group has offices in Hong Kong, Taiwan and China. Through software bundling, OEM partnerships, education and ThizLinux enterprise solutions, the Group offers comprehensive support and services to governments, private enterprises, educational institutions as well as individual users in the Greater China region.

地區發展方面，本集團於香港、台灣及中國均設有辦事處。本集團透過軟件群、OEM合作夥伴、教育及ThizLinux企業方案，為大中華區內政府、私營企業、教育機構以及個人用戶提供全面支援及服務。


即時Linux
桌面作業系統 推薦 7.0


即時
全能辦公室 4.0


即時伺服器 7.0



Corporate Milestone

企業里程碑

2004

Mar 2004

Commencement of the courses for first intake of "Thiz BEST training programme for Linux Professionals of China and Hong Kong" in Hong Kong

"1+1+1 Project" – Training School of Beijing Software Industry Promotion Centre/Worldwide Training Base (Xian) for the State Software Professionals

Signed "Cooperation Agreement" for "Thiz BEST training programme for Linux Professionals of China and Hong Kong" with Centre for Innovation and Technology of The Chinese University of Hong Kong.

Feb 2004

ThizServer 7.0 (IA64-bit Version) became the first 64-bit Linux server awarded LSB1.3 international certification in Asia

Signed "Cooperative Partner Agreement" with 北京方正科技信息產品有限公司

Jan 2004

Commenced enrolment of "Thiz BEST training programme for Linux Professionals of China and Hong Kong"

Became the cooperative partner with the University of Hong Kong

2003

Dec 2003

"1+1+1 Project" – the first intake of "Linux Network Engineer" graduated

Signed "Cooperation Agreement" for "Thiz BEST training programme for Linux Professionals of China and Hong Kong" with Computer Engineering and Information Technology Department of City University of Hong Kong

Became alliance partner with CompTIA Learning Alliance

2004 年

2004 年 3 月

【Thiz BEST 中港 Linux 專才培育計劃】第一期課程於香港開課

《1+1+1 工程授權協議》－北京軟件產業促進中心培訓學校／國家軟件人才國際培訓（西安）基地

與香港中文大學創新科技中心簽訂【Thiz BEST 中港 Linux 專才培育計劃】《合作協議》

2004 年 2 月

【即時伺服器 7.0（IA64 位元版）】成為亞洲首個榮獲 LSB1.3 國際認證的 64 位元 Linux 伺服器

與北京方正科技信息產品有限公司簽訂《合作伙伴協議》

2004 年 1 月

【Thiz BEST 中港 Linux 專才培育計劃】開始招生

與香港大學成為合作伙伴

2003 年

2003 年 12 月

【1+1+1 工程】第一期「Linux 網絡工程師」畢業

與香港城市大學電腦工程與資訊科技系簽訂【Thiz BEST 中港 Linux 專才培育計劃】《合作協議》

與 CompTIA Learning Alliance 成為合作伙伴

Corporate Milestone 企業里程碑

Nov 2003	Allied with Sybase and jointly developed office application software	2003年11月	與Sybase結盟及合作共同開發辦公室應用軟件
	"Thiz Easy Shop" launched in Taiwan with favourable feedback		於台灣推出【即時網路開店機】，反應熱烈
	"1+1+1 Project" – commenced enrolment in Dalian, Changchun and Shenyang		【1+1+1工程】於大連、長春、瀋陽開始招生
Oct 2003	Products successfully launched in Shanghai and the Group donated 600 sets of Linux software to Shanghai Acute Demand Professional Training Services Centre	2003年10月	產品在上海成功推出，以及集團贈予上海緊缺人才培訓事務服務中心600套Linux軟件
Sep 2003	Donated 20,000 sets of Linux software to Dalian Municipal Government	2003年9月	向大連市政府贈送二萬套Linux軟件
	Commenced enrolment of "Linux Network and Software Engineer" course of "1+1+1 Project" in Beijing		北京市【1+1+1工程】的「Linux網絡及軟件工程師」課程開始招生
Aug 2003	Cooperated with Career Times to launch the first Linux professionals recruitment webpage in Hong Kong	2003年8月	與Career Times合作推出香港首個Linux人才招聘專頁
Jul 2003	Launched "1+1+1 Project", in cooperation with Beijing Software Industry Promotion Centre	2003年7月	與北京軟件產業促進中心合作的【1+1+1工程】正式推出
	HKSAR Government began to apply the Group's software		香港特別行政區政府開始採用集團軟件
	Signed "Sun's Policy on Grey and Secondary Market Transactions of Sun Products & Services" with Sun Microsystems		與Sun Microsystems簽訂《Sun's Policy on Grey and Secondary Market Transactions of Sun Products & Services》
	Signed "Distributor Agreement" with Jardine OneSolution (HK) Ltd		與Jardine OneSolution (HK) Ltd簽訂《Distributor Agreement》
	Signed "Cooperation Agreement" with the Nationwide Electronic Information Application Education Centre, Ministry of Information Industry/School of Continuing Education of Tsinghua University		與信息產業部全國電子信息應用教育中心／清華大學繼續教育學院簽訂《合作協議》
	Became cooperative partner with Intel		與Intel成為合作伙伴



Corporate Milestone 企業里程碑

Jun 2003	"ThizLinux Desktop 7.0" became the first brand awarded LSB1.3 certification in Asia	2003年6月	【即時Linux桌面作業系統推窗7.0】成為亞洲首個榮獲LSB1.3認證的品牌
	Signed "OEM Software Distribution Agreement" with Sybase HK Ltd		與Sybase HK Ltd簽訂《OEM Software Distribution Agreement》
	Signed "Cooperative Partner Agreement" with 深圳清華同方股份有限公司		與深圳清華同方股份有限公司簽訂《合作伙伴協議》
	Signed "Cooperation Agreement" with Training School of Beijing Software Industry Promotion Centre		與北京軟件產業促進中心培訓學校簽訂《合作協議》
May 2003	School of Software of Northeast University allied with Thiz Free Software Education Alliance to promote ThizLinux courses	2003年5月	東北大學軟件學院加盟即時自由軟件教育聯盟，以推廣ThizLinux課程
	Signed "Cooperative Partner Agreement" with 北京漢王科技有限公司		與北京漢王科技有限公司簽訂《合作伙伴協議》
	Became cooperative partner with Oracle		與Oracle成為合作伙伴
	Became cooperative partner with HP		與HP成為合作伙伴
Apr 2003	Office of Shaanxi Provincial Government and Information Centre of Shaanxi Provincial Government applied ThizOffice	2003年4月	陝西省政府辦公廳、陝西省政府信息中心採用即時Linux辦公室軟件
Mar 2003	Joint hands with City University of Hong Kong to promote education and technology advancement of Linux	2003年3月	與香港城市大學簽約推動Linux教育及技術改良工作
Feb 2003	Signed agreement with China Electronic Information Application Education Center of Ministry of Information Industry to establish the National I.T. Training and Examination Management Office to nurture 175,000 professionals on information technology in three years	2003年2月	與信息產業部全國電子信息應用教育中心簽訂協議成立國家訊息化技術培訓管理辦公室，三年內培訓17.5萬技術人才
Dec 2002	Introduced a series of ThizLinux training course with Peking University	2002年12月	與北京大學推出一系列ThizLinux培訓課程
Sep 2002	Introduced ThizLinux courses with Beijing Normal University	2002年9月	與北京師範大學合作推出ThizLinux課程
Aug 2002	Released ThizServer 6.0 and ThizLinux Desktop 6.2; Joint Linux World Conference and Exposition in L.A.; Established an education alliance of open-source software in China	2002年8月	推出【即時伺服器6.0】及【即時Linux桌面系統6.2】；遠赴洛杉機參與國際Linux World會議及展覽會；於中國成立自由軟件教育聯盟

Corporate Milestone 企業里程碑

Jun 2002	Cooperated with IBM in Taiwan to launch the SOS Office Suite	2002年6月	與台灣IBM合作推出SOS辦公室軟件
Apr 2002	Launched ThizLinux Desktop 6.0 and ThizOffice 3.0	2002年4月	推出【即時Linux桌面系統6.0】及【即時全能辦公室3.0】
Feb 2002	Established strategic alliances with Elitegroup and Chaintech	2002年2月	分別與精英電腦及承啟科技建立策略聯盟
Jan 2002	Obtained "A+" rating from China's Standardisation of Information Technology Committee	2002年1月	產品榮獲中國信息化標準委員會評為「A+」級
Oct 2001	Upgraded ThizLinux Desktop to 5.0 version	2001年10月	【即時Linux桌面系統】升級至5.0版本
Jul 2001	Listed on the GEM of the Stock Exchange of Hong Kong Limited	2001年7月	於香港聯合交易所創業板上市
May 2001	Launched ThizOffice 2.0	2001年5月	推出【即時全能辦公室2.0】
May 2000	Launched ThizLinux Desktop 1.0	2000年5月	推出【即時Linux桌面系統1.0】
Dec 1999	Established the Hong Kong headquarter	1999年12月	建立香港總部及基地
Jun 1998	Company Established	1998年6月	公司成立

ThizLinux Education Alliance 即時教育聯盟

ThizLinux Open Source Software Education Alliance 即時自由軟件教育聯盟

Thiz Education Alliance Global Certification Center 即時教育聯盟全球認証中心


Thiz Technology Group Limited Thiz Technology Group Limited Thiz Technology Group Limited

贈送書

Letter of Sponsorship

即時科研集團 捐贈 大連市人民政府

高質應用軟件總值人民幣**12,000,000**元

作推廣大連市信息化事業之用。

Thiz Technology Group Limited is pleased to sponsor ThizLinux application software to Dalian Municipality for the promotion of information business in Dalian. The value of sponsorship is equivalent to RMB 12,000,000.

Thiz Technology Group Limited

即時科研集團有限公司



Business Development Strategies and Plans

業務發展策略及計劃

The Group is committed to its established "Seven Core Businesses", regarding it as the principal business development strategy, and aim to globalize the Group's business. Meantime, the Group set out its basic tone of "Based in the Greater China, setting eyes on the whole world". Presently, the Group's technology of 64-bit Thiz Super IA64 Server 7.0 has been awarded LSB 1.3 international certification. Indeed, throughout the Linux industry, there are only three companies possessing this 64-bit technology, namely Red Hat in the United States, SuSE in Germany and our Thiz in Hong Kong. The Group eagerly strives to success and plans a development tactic of "4 Wheels in One Track with Cross-duplication".

本集團仍然秉持「七重天計劃」作為業務發展策略的主軸，繼而把集團業務邁向全球化。但在邁向全球化的同時，集團訂下「立足大中華，放眼全世界」的基調。目前，本集團在64位元的Thiz Super IA64 Server 7.0的技術已獲得LSB 1.3的國際認証，然而在64位元的領域中，全世界只有美國的Red Hat、德國的SuSE及我們香港的Thiz，形成三家公司鼎足而立的態勢。集團本着積極進取而訂下「四輪同軌，交叉複製」的發展戰術。

"The First Wheel" is to develop e-commerce applications in Taiwan. The Group will apply Linux core technologies to e-commerce in the development of B2B, B2C, C2C e-commerce applications such as "Owners Zone" (ownerszone.com), "Virtual Mall", "萬足網" (online wholesale), "Trading web" (thizbiz.com) and the launch of "Thiz Easy Shop". In Taiwan, e-commerce has achieved highly remarkable results. The Group anticipates to keep developing "Owners Zone" which will become the largest mall zone in Taiwan. By capitalizing this successful experience, the Group will adopt the same strategies in Hong Kong and China, through which to accomplish the fourth core of the "Seven Core Businesses".

「第一輪」為台灣發展電子商務應用，以Linux 的核心技術應用在B2B、B2C、C2C 電子商務上，如「頭家商城」(ownerszone.com)、「虛擬百貨商城」、「萬足網」(批發網)、「貿易網」(thizbiz.com)及推出「即時網路開店機」等。在台灣，電子商務已取得驕人的成績，我們期許繼續發展頭家商城，令它成為在台灣最大的商城網站，並把成功經驗複製到香港及中國大陸推廣，完成「七重天計劃」的第四重天。

"The Second Wheel" is the Institute of Thiz Technology in Hong Kong. Apart from the development of Thiz BEST's 15-subjects teaching materials tailored for students of "1+1+1 Project" in China, the Institute will continue to develop and launch project management, 3D animation and games design, and IC design, hoping to organize online game design competition in the Greater China region in the foreseeable future. In addition, the Institute will continuously update and design new teaching materials, train the teachers, in order to achieve its education mission of nurturing experts. Through duplication and promotion, the Institute will become the most prominent pre-career education institute for IT and Linux professions in the Greater China region. With its continuously improving

「第二輪」為在香港的即時科研學院。除了研發出Thiz BEST 15門教材供中國「1+1+1工程」的學員學習外，將繼續發展推出項目管理、3D 動畫製作及遊戲設計、以及IC 設計，期許在不久的將來組織大中華區網上遊戲設計大賽。此外，未來將不斷更新設計教材，培養教師，以做到培育尖端人才的教育任務。透過複製及推廣，在大中華區內學院將會成為一間IT及Linux專業的職前最高教育學府。憑著不斷完善桌面及伺服器產品，從而增加集團的產品優勢，帶動及推廣國際策

Business Development Strategies and Plans

業務發展策略及計劃

desktop and server products, the competitive advantages of the Group's products will be further enhanced, thereby driving and promoting its international strategic alliance and product bundling business. Through which, the sixth core of the "Seven Core Businesses" will be accomplished.

"The Third Wheel" is in China. With the success of Thiz BEST "1+1+1 Project" training programme, training business will gradually be expanded. Our training business started from initially one training centre which was collaborated with Beijing Software Industry Promotion Centre, to now being expanded to nationwide. Our training centres in China will increase from 4 in the end of 2003 to 30 by the end of 2004. In addition, Hong Kong and Taiwan will join the training business and establish more than 50 similar centres by the end of 2005, and even to globalize the business. Then, the fifth core of the "Seven Core Businesses" will be accomplished.

"The Fourth Wheel" is the Group. We are going to establish ThizLinux Institutes all over the Greater China region. These institutes will be established to meet the need of students' 6 months' research and development practice, after finishing the Thiz BEST studies. The students will be divided into different project teams, responsible for research and development of application software in order to accomplish the Group's mission of development of supercomputer on Linux (first core), implementation of e-government affairs (second core) and designing of solutions for enterprises (third core). Results of the Institutes will be mutually duplicated, localized and optimized. With the globalization of products and education, the Group will be able to provide worldwide practicing, research and development, and product after-sale services.

Based on the Group's development strategy of the "Seven Core Businesses" and development tactic of "4 Wheels in One Track with Cross-duplication", we believe the Group's development will accelerate at full speed with explosive power.

略聯盟與產品綑綁業務，藉以完成「七重天計劃」的第六重天。

INSTITUTE OF Thiz Technology

「第三輪」為在中國。隨着Thiz BEST「1+1+1工程」培訓的成功，培訓事業將逐漸擴大，由原本與北京軟體產業促進中心合作的一個培訓中心開始，直至面向全國推廣。全國的培訓中心將由2003年底的4個擴大到2004年底的30個。此外，香港、台灣將加入培訓計劃而使大中華區於2005年底，複製設立超過50個中心，甚而再進一步邁向全球化，完成「七重天計劃」的第五重天。

「第四輪」為集團。將在大中華各地區建立即時Linux研究院，除了滿足Thiz BEST學員學成後的6個月研究實習外，研究院將分成不同的項目組，負責研發應用軟件以滿足研發Linux超級電腦（第一重天）、協助推行電子政務（第二重天）及設計企業解決方案（第三重天）的任務，並將各研究院的成果互相複製、地方化和優化。隨着產品及教育的全球化，集團將會全球性地提供實習、研發及產品售後的服務。

「Thiz BEST 中港Linux專才培育計劃」

基於「七重天計劃」的發展策略，及「四輪同軌、交叉複製」的發展戰術，我們相信集團發展將會達至高速運行及產生爆發的威力。



Business Development Strategies and Plans 業務發展策略及計劃







On the joint collaboration agreement signing ceremony between Thiz Technology Group Limited and Department of Computer Engineering and Information System of City University of Hong Kong

即時科研集團有限公司與香港城市大學電腦工程與資訊科技系合作計劃簽約儀式

4 March 2003

二零零三年三月四日

On Thiz Technology Group Limited's Group Summit

即時科研集團有限公司集團內部高峰會

11-12 July 2003

二零零三年七月十一至十二日









Launching of Thiz Desktop 7.0 and ThizOffice 4.0

即時桌面作業系統推窗7.0及即時80/20全能辦公室4.0產品發佈

29 August 2003

二零零三年八月二十九日

Business Development Strategies and Plans 業務發展策略及計劃



Commencement of the courses for first intake of "Thiz BEST training programme for Linux Professionals of China and Hong Kong" in Hong Kong

【Thiz BEST 中港 Linux 專才培育計劃】第一期課程於香港開課

11 March 2004

二零零四年三月十一日

Commencement of the courses for the second intake of "Thiz BEST training programme for Linux Professionals of China and Hong Kong" in Hong Kong

【Thiz BEST 中港 Linux 專才培育計劃】第二期課程於香港開課

10 May 2004

二零零四年五月十日







Linux World Conference & Expo

Linux World 會議及展覽

4-5 November 2003

二零零三年十一月四至五日

ISIA – ICT Expo 2004

資訊及軟件業商會 – 2004 電子業

14-17 April 2004

二零零四年四月十四

至十七日






即時伺服器 7.0






CEPA DALIAN

CEPA Dalian – Hong Kong Conference for IT Industry

CEPA 大連 – 香港 IT 產業懇談會

4 September 2003

二零零三年九月四日



Financial Highlights 財務摘要

Turnover Analysis 營業額分析


2004 (HK$'000)
二零零四年（千港元）
48.9%
40.2%
10.9%
18,323
15,052
4,040
2003 (HK$'000)
二零零三年（千港元）
74.5%
25.5%
47,776
16,376

- Distribution of Group's Linux based software products 分銷本集團Linux軟件產品
- Sales of computer products 銷售電腦產品
- Training income 培訓收入

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
Financial Position	**財務狀況**		
– Total assets	一總資產	48,472	40,381
– Total liabilities	一總負債	23,043	9,906
– Shareholders' funds	一股東資金	25,429	30,475
Financial Ratios	**財務比率**		
– Current ratio	一流動比率	4.5	6.1
– Gross profit margin	一邊際毛利	58%	76%
– Gearing ratio	一資產負債比率	91%	33%

Major Business Partners 主要合作夥伴

CompTIA Learning Alliance

IN TEC
香港中文大學創新科技中心

香港城市大學
City University of Hong Kong
電腦工程與資訊科技系

ORACLE PARTNER

business partner
hp invent

Sun microsystems

POWERED BY SYBASE

Vocational Training Council 職業訓練局
ittdc
Information Technology Training & Development Centre



Chairman's Statement

主席報告

Review

The development of Linux is thriving with the participation of large-scaled hardware and software suppliers such as IBM, Oracle and HP. Besides, due to the support of open source as well as the government theme of "safety first", many government authorities and corporations have shifted to use Linux software. However, seeing that the market capitalization of Red Hat in the United States surged to more than US$3 billion, and Novell's acquisition of SuSE, a Linux company in Europe, at a consideration of US$0.21 billion, our Thiz, given its sophisticated technology, is certain to be able to do more for a greater achievement. To assiduously work towards its target of promoting the application of Linux, the Group believes that talents is an essential and vital factor. Currently, the number of Linux talents are limited in the Greater China region. During a conference of three nations, namely China, Japan and Korea, on the topic of common Linux platform, it was clearly pointed out that supply of Linux talents is the key to success. Despite Linux has achieved outstanding performance in the web server market, it is yet to become popular for other commercial applications and desktop application and this still takes time and effort. To overcome the obstacle on popularity of Linux, the Group first launched Thiz BEST, which is a sophisticated Linux professional training programme. Combining it with the "1+1+1 Project", the Group set up 10 training centres of which 3 were situated in Beijing and the remaining located in Dalian, Changchun, Shenyang, Shanghai, Nanjing, Fuzhou and Xian respectively. The Group strives to nurture senior network administration engineer and software development engineer, so as to strengthen the key fundamentals to the greater vision of "Benefiting Our Country, Our People and Ourselves". After graduation, those students will be arranged for an internship in ThizLinux Institutes for six months, practicing research and development of Linux application software. Through such kind of training programme, shortage of professionals and under-supply of Linux commercial application software will be subsided. More particularly, the training programmes will bring substantial cash inflow and nurtured

回顧

Linux的發展隨着IBM、Oracle、HP等大型硬件商及軟件商的加入而茁壯成長，加上支持開放源碼及各國政府以「安全第一」為理由，驅使變得越來越多的政府機關和事業機構轉為改用Linux軟件。但是，在我們發現美國的Red Hat市值暴漲至30多億美金及Novell持2.1億美金買下歐洲的Linux公司SuSE的同時，身為亞洲頂尖技術的即時科研集團，又可以做到什麼呢？集團知道真正能夠達到大力推廣Linux的應用，人才是不可缺少的必然因素。現時，大中華地區內Linux的人才曲指可數。在中、日、韓三國有關Linux共同平台的大會裏，大家都指出了成敗的關鍵在於優秀Linux人才的供應。雖然，目前Linux在網絡伺服器市場上取得驕人的成績，但在其他商業應用及桌面應用上卻尚未普及，這還須要時間努力。集團為了克服Linux在普及上的障礙，率先推出了Thiz BEST的尖端Linux人才培訓計劃，透過面向全國「1+1+1工程」培訓計劃集團成功設立了10個培訓中心，3個設於北京，其餘分別設立於大連、長春、瀋陽、上海、南京、福州、西安等地區。積極培養高級網絡管理工程師及軟件開發工程師是集團成就「利國、利民、利己」這偉大事業的重要根基。這些學員畢業後，會被安排到即時Linux研究院實習6個月及開發Linux的應用軟件。透過這樣的培訓計劃，可以達到解決人才荒及Linux商業應用軟件不足的問題。更甚的是，集團除了在培訓中帶來大量的現金流入外，並且可以為集團培養出優秀的Linux工程

numerous prominent Linux engineers, project managers and senior technology teachers for the Group. The teaching materials of Thiz BEST International Certification prepared by the Group are not only customized to its needed professionals, but also to technology base of the external IT professionals in different industries. Universities generally put emphasis on theory but not practice and professionalism, our teaching materials have completely eliminate such deficiency. Through training to nurture talents for our Group, other enterprises and the country, we will complete our first step in popularizing Linux software.

師、項目經理及高級技術講師。集團所編制的Thiz BEST國際認証教材，除了針對集團內部所需要的人才而度身訂制之外，也針對了外界各行各業IT工作人員的技術功底而加以訂制。完全擺脱了大學只重理論而不重實踐及不重專精的學習缺陷。培訓不只是替本集團培養人才，亦是替企業培養人才，替國家培養人才，完成普及Linux軟件使命的第一步。

Prospect

With the success in promoting Thiz BEST "1+1+1 Project" sophisticated Linux professional training programme in China, the Group intends to expand the education centres in China, Hong Kong and Taiwan from 10 in 2003 to 30 by the end of 2004. The Group also plans to expand to 50 education centres by the end of 2005. It is expected that the number of graduates will increase substantially from 1,000-2,000 in 2004 to 3,500-5,000 in 2005. In response to the facts that the graduated students will intern in ThizLinux Institutes to practice six months for the research and development of application software, the Group plans to set up five more ThizLinux Institutes in Beijing, Dalian, Shanghai, Xian and Shenzhen, in China. The capacity of each institute will be 400 to 600 students. There will be 1,000 and 3,000 Linux software engineers in ThizLinux Institutes jointly participating in research and development activities by the end of 2004 and 2005 respectively. Meanwhile, Thiz will become the largest and the most influential Linux institute over the world and Thiz products will swiftly diffuse across every corner in the

展望

隨着集團在中國推展Thiz BEST「1+1+1工程」尖端Linux人才培訓的成功，集團將計劃擴充在中國、香港及台灣的教學中心。由2003年的10個教學中心擴充至2004年底的30個教學中心。另外，在2005年底將會計劃擴充教學中心至50個。預計每年的畢業生將會大幅增長，由2004年的1,000名至2,000名學員增至2005年的3,500名至5,000名學員。因應人才畢業後，能進入即時Linux研究院實習6個月的應用軟件開發，本集團計劃在中國的北京、大連、上海、西安及深圳五個地方設立即時Linux研究院。每個研究院將可容納400至600人，在2004年底，即時Linux研究院將有1,000個Linux軟件工程師共同參與研發，相信在2005年將會達到3,000個。屆時，即時科


即時伺服器
Linux

Chairman's Statement 主席報告

Greater China region. Leveraging on its abundance of Linux professionals by that time, the Group is certain to see the bulk launching of reliable application software products. In fact, coupled with cross duplication and application of various products relating to "Thiz Easy Shop" and Internet e-commerce produced by the branch company in Taiwan, the generated power will give the Group sufficient momentum for development, expansion and a sustained operation. Thus, the Group defines 2003 is the year of contribution, 2004 the year of success and 2005 the bumper year.

研集團將會擁有全世界最大及最具權威性的Linux研究院；即時產品亦將會迅速散佈在大中華區內的每一個角落。有了大量的Linux專業人才，自然可以期待大量可靠的應用軟件產品陸續面世。事實上，加上台灣分公司在「即時網路開店機」及互聯網e-commerce應用方面所交叉產生出來的不同產品，透過它們互相複製成果後，所產生出來的爆發力，才是集團賴以發展、擴大及長治久安的力量。所以，集團定義2003年是本集團的投入年、2004年將是成功年、2005年更是豐收年。

Management Discussion and Analysis

管理層討論與分析

Business Review

Based on the continuous development of our business, certain modifications and adjustments had been made to our "Seven Core Businesses" development strategy by the management of the Group:

1. development of supercomputer on Linux
2. implementation of e-government
3. designing of solutions for enterprises
4. development of e-commerce applications
5. development of innovative Linux education model
6. establishment of international strategic alliance
7. expansion of product distribution and direct sales channels

Apart from changing the fourth core from "introduction of distance education" to "development of e-commerce applications", other components of the business development strategy had remained unchanged. Running of the entire core businesses of the Group can be subdivided into 3 major segments:

1. **Taiwan segment**

   The business development had focused on the "Thiz Easy Shop" and online business town, known as "Owners Zone". The Group developed the "Thiz Easy Shop" by combining the Linux's software technology in server with the Internet commercial applications and had them bundled into a server hardware, giving all people who want to try running their own businesses an opportunity to realize their dream. Our "Thiz Easy Shop" enables its owner to easily upload as many as 70,000 pictures and products to the shelf. Such function is believed to have overcome the limitation of the current e-commerce applications in their inability to make instant product information update. It also enables information of new products to be available around the globe in real time through the Internet. In addition, all owners who have purchased our "Thiz Easy Shop" would have their

業務回顧

基於業務的不斷發展，集團管理層已在「七重天計劃」的業務發展策略上做了一些改進及調整：

1. 研發 Linux 超級電腦
2. 協助推行電子政務
3. 設計企業解決方案
4. 發展應用電子商務
5. 開創嶄新的 Linux 教育模式
6. 建立國際策略聯盟
7. 擴闊產品分銷渠道

除了第4項由開辦遠程教育改為發展應用電子商務外，其他仍然維持不變。本集團將整個業務核心分成三大板塊來進行：

1. **在台灣部分**

   重點發展的業務包括「即時網路開店機」及網路商城，又名「頭家商城」。將Linux在伺服器的軟件技術配合互聯網的商務應用軟件綑綁在一台硬件伺服器上，發展出一台「即時網路開店機」，讓任何一個人買了「即時網路開店機」後，馬上可以一圓當老板的夢。此開店機讓我們可以自由及輕易地上下貨架多達七萬張圖片及產品，相信已突破目前 e-commerce 不能即時更新貨品訊息的缺陷，並可讓新產品在第一時間內上網傳送至全世界。除此之外，集團開設「頭家商城」網站(ownerszone.com)，把所



Management Discussion and Analysis

管理層討論與分析

web shop listed on the Group's "Owners Zone" website (ownerszone.com), allowing them to share the browsing rate of the website and to help open up new business opportunity for them. Furthermore, assisting personnel would be sent to give advices and to train inexperienced business owners in operating a business. The Group has invested substantial talent and other resources in the development and continuous modification of the "Thiz Easy Shop" as well as the design of the "Owners Zone". We are optimistic that the "Owners Zone" will develop into the biggest online business town in Taiwan in the near future. On the other hand, operation of the B2B business town (thizbiz.com) will also be commenced soon, inheriting the strength of Linux in its capacity of remote service and maintenance in server computer, and complemented by the concept of supercomputer development (clusters run on network). Currently, major portals like Google, Yahoo and Amazon are all using Linux servers, demonstrating that the combination of Linux supercomputer and Internet e-commerce applications offers a perfect partnership and is probably the best alternative as far as cost is concerned. Adding to such advantage will be the expected growth in popularity of the 64-bit computers in the next 2 years. As a result, the momentum of e-commerce applications would be much greater than it is now. The future of development of Thiz Group's Taiwan arm will be building upon the joint force of a commercialized operation, support of Linux and software applications. We also intend to promote and apply this successful model to other regions and markets.

有已購買「即時網路開店機」的老板們的產品網站全部掛上「頭家商城」的網站園地，讓他們共同分享即時網站的流覽量，從而打開各家的生意觸角。再者，我們亦會派人輔助及培訓沒有經驗的老板們，如何能夠成功經營。本集團投入大量的人力、物力開發「即時網路開店機」，並且不斷優化，及投入設計「頭家商城」，深信不久的將來將會成為台灣最大的網路商城。另外，B2B的商城(thizbiz.com)也即將啟動，繼續延續Linux在伺服器可以遠端服務及維護的優勢，配合超級電腦發展的概念（網格運算的集群電腦）。目前像是Google、Yahoo、Amazon等大型門戶網站的後台，全都是使用Linux的伺服器。我們可知道Linux的超級電腦配上互聯網的電子商務應用，可說是絕配及唯一低成本的選擇。以上的優勢再配合64位元電腦2年後的普及，電子商務應用軟件的推動力必定是不可同日而語的；而商業的運營，配合Linux的後台，及軟件的應用，創造了即時科研集團在台灣分公司主力發展的未來，並把成功經驗推廣及複製到其他地區及市場。

2. Hong Kong segment

The Group had been focusing on the upgrade of existing products such as the upgrade of Linux desktop product from ThizLinux Desktop 7.0 to 8.0, upgrade of office application software from ThizOffice 4.0 to 5.0, upgrade of server system software from ThizServer 6.0 to 7.0, upgrade of anti-virus software from Thiz AntiVirus 6.0 to 7.0, upgrade of firewall and intrusion detection system from ThizFirewall

2. 在香港部分

集團全力發展原有產品的升級，如將Linux桌面產品由ThizLinux Desktop 7.0升級至8.0，辦公室應用軟件由ThizOffice 4.0升級至5.0，伺服器系統軟件由ThizServer 6.0升級至7.0，防毒軟件由Thiz AntiVirus 6.0升級至7.0，防火牆及

6.0 to 7.0, and upgrade of Thiz Database from Thiz Database System 1.0 to 2.0. We also launched a new product, the Highly Available Cluster Application ThizHA1.0. Most significantly, in addition to our desktop product which has received LSB1.3 international certification, the Group's newly launched 64-bit server Thiz Super IA 64 Server 7.0 also received LSB 1.3 international certification, the first ever and the only one in Asia, ranking it alongside with Red Hat of the United States and SuSE of Germany. The key strategy of the business of the Hong Kong segment is on development of software that meets the requirements of international certifications and international standard, thereby gaining the leading status in Linux in Asia. On the other hand, the Group has established Institute of Thiz Technology in Hong Kong which specializes in making of Linux teaching materials and has completed the planning and compilation of 15 Thiz BEST teaching materials. These materials have provided the "1+1+1 Project" training programmes in China with the first and only systematic, progressive and first-class teaching materials package for training of Linux software engineers in the world. The entire programme can be divided into 4 phases and 4 international certificates: the fundamental "B" series which consists of 2 "ThizLinux Certified Professional" courses focus on desktop and office applications; the web-related "E" series which consists of 3 "ThizLinux Certified Engineer" courses focus on system administration, network administration and network security; the software development related "S" series which consists of the fundamental database and PHP programming essential to the "ThizLinux Certified Network Software Engineer" programme (labeled by the Group as S1), the C and C++ programming and principles of kernel essential to the "ThizLinux Certified System Software Engineer" (labeled by the Group as S2), the JAVA programming and advanced database applications essential to the "ThizLinux Certified Application Software Engineer" (labeled by the Group as S3). Through taking the 6 courses in S1, S2 and S3 programmes, becoming an outstanding software engineer is a matter of time only. The "T" series is the last

入侵偵測系統由Thiz Firewall 6.0升級至7.0，即時數據庫系統由Thiz Database System 1.0升級至2.0及新推出產品高可用集群ThizHA 1.0。最重要的是除了桌面產品獲得LSB1.3的國際認証外，集團推出新產品64位元服務器Thiz Super IA 64 Server 7.0亦獲得亞洲第一個，到目前也是亞洲唯一的一個LSB 1.3的國際認証，等同美國Red Hat、德國SuSE的一致地位鼎足而立。香港地區發展的最重要策略是致力於發展國際認証及國際級水平的軟件，從而取得亞洲Linux的核心領導地位。另外，集團在香港成立了即時科研學院，專注於Linux的相關教材製造，並完成了Thiz BEST 15門教材的規劃與編制，使得在大陸的「1+1+1工程」培訓有了全世界第一個，也是唯一的一個有系列、漸進式，培養Linux軟件工程師的優秀教材。整套課程分成四個階段及四張國際認証，從基礎的「B」系列，教桌面的應用及辦公室應用的「即時Linux應用專家」2門課程，到網絡的「E」系列，教系統管理、網絡管理、網絡安全的「即時Linux高級網絡管理工程師」的3門課程，再到軟件開發的「S」系列，「即時Linux網絡軟件開發工程師」教程必學的初級數據庫及PHP語言編程(本集團訂名為S1)，再到「即時Linux系統軟件開發工程師」必學的C／C++語言編程及內核原理（本集團訂名為S2），再到「即時Linux應用軟件開發工程師」必學的JAVA語言編程及高級數據庫應用（本集團訂名為S3）。透過學習

Management Discussion and Analysis

管理層討論與分析

and most advanced phase of the programme which concerns the "ThizLinux Certified Total Solution Expert" and which includes 4 courses, namely advanced LAMP development and application, advanced kernel development and application, advanced security administration development and application, and advanced embedded Linux kernel development and application. These courses are available only in the ThizLinux Institutes of the Group. The Group aims to train up a large quantity of excellent engineers through systematic, progressive, scientific and professional methods and thereby fulfill its underlying vision of "Benefiting Our Country, Our People and Ourselves".

S1,S2,S3的6門課程成為一個優秀的軟件工程師是指日可待的。最後也是最高級的「T」系列教材，就是「即時Linux技術專家課程」，包括高階LAMP開發及應用課程、高階內核開發及應用課程、高階安全管理開發及應用課程嵌入式Linux內核開發及應用等4門課程，必須在即時科研集團旗下的任何一個即時Linux研究院才可以學習得到。透過系列的、漸進的、科學的、專業的方法，培養大量及優秀的人才是集團完成「利國、利民、利己」的基礎使命。

3. The PRC segment

The Group's PRC arm had entered into co-operative agreements with 16 top university software institutions designated by the State in relation to software donation as well as the establishment of Linux development and training centres. Among them include Peking University, Beijing University of Aviation and Astronomy, Tianjin University, Nankai University, Northeastern University, Dalian University of Technology, Northwestern Polytechnic University, Xi'an Jiaotong University, Shanghai Jiaotong University, East China Normal University, Nanjing University, Southeastern University, Zhejiang University and Sun Yat-sen University.

3. 在中國部份

集團在中國的分公司已完成了與16家國家指定的一流大學軟件學院簽定贈送軟件、建立Linux開發及實習基地等合作協議。當中包括了北京大學、北京航空航天大學、天津大學、南開大學、東北大學、大連理工、西北工大、西安交大、上海交大、華東師範、南京大學、東南大學、浙江大學和中山大學等等。

Secondly, the Group had completed 2 course materials under the co-operating project with China Electronic Information Application Education Centre of Ministry of Information Industry of China. One of the courses was about the theory and application of Linux desktop and office, the other was about the theory and application of Linux system and network. The 2 course materials had been selected as required study materials for the national examination of information technology. With the effort of promoting Linux education and

其次在信息產業部全國電子信息應用教育中心合作項目上，本集團完成了兩本教程。一本是Linux桌面及辦公室理論與實踐教程；另一本是Linux系統及網絡理論與實踐教程。兩本教程已成為全國信息技術水平考試指定的教材。面向全國將Linux教育及考試普及化的目標，即時Linux的品牌更進一步達至家喻戶曉的名

examination to the whole country, the status of ThizLinux as a household name will be further enhanced, thereby consolidating its leading position in China and Asia.

牌，豎立即時Linux在中國以致在亞洲的領導地位。

Furthermore, under the leadership of Beijing Municipal Commission of Science and Technology, the representative of "1+1+1 Project" of Beijing Software Industry Promotion Centre and the CEO of the Group had participated in the "Unification of Linux Platform in China, Japan and Korea" Conference. In the 3 nations conference held in Osaka, Japan, the Chinese representative, Officer Hu from Beijing Software Industry Promotion Centre delivered a speech on professional training and about the "1+1+1 Project" and implementation in co-operation with Thiz. According to the "1+1+1 Project", Thiz was committed to train up 100 Linux teachers, 1,000 Linux engineers and 10,000 Linux users.

另外，在北京市科委領導下，北京軟件產業促進中心督導的「1+1+1 工程」人員代表及集團總裁參加了「中、日、韓統一Linux平台」在日本大阪召開的三國代表大會，中國代表北京軟件產業促進中心的胡主任對中、日、韓代表們發表了人材培訓及與即時科研集團合作的「1 + 1 + 1 工程」計劃與實施方案。「1+1+1工程」是指即時科研集團為國家培養100個Linux的教師，1,000個Linux的工程師，及10,000 Linux的用戶。

Based on the "1+1+1 Project", the Group had established a personnel training industry chain. In such system, students (who should be university graduates with degree in science or engineering or college graduate in computer-related disciplines) would attend a 6-month training programme and complete the 11 courses under the "B", "E" and "S" series of the Thiz BEST programme. After passing the examination, the students would be sent to ThizLinux Institutes to have a 6-month internship and to complete a minimum of one research and development project. Afterwards, through the personnel department of Thiz, they would be assigned to specific positions in a wide variety of industries to start off their careers. Possessing fundamental knowledge in theory and application, not only would these students be awarded with the Thiz BEST international certificates and proof of qualification by Institute of Thiz Technology, they would also be given permanent email addresses under thizlinux.org and life-long privilege of attending the Group's forums and seminars for free. We believe that as these students enter into the industries they

集團在「1+1+1 工程」的基礎上建立了一個人材深造產業鍊。學員（要求大學畢業理工科或大專畢業計算機相關科系）通過接受6個月的培訓及完成Thiz BEST的「B」「E」「S」三個系列的11門教程培訓完成考試後，將會被安排到即時Linux研究院實習6個月及完成至少一個產品項目開發。跟着再由即時人力資源部，安排到社會上各行各業就業。這班人才結合了理論與實踐的基礎，不但可以獲得即時科研學院頒發的Thiz BEST國際認証及學歷証書外，更可享有在thizlinux.org的終身電郵地址及終身免費參加集團的論壇及講座。相信當他們到任何一個行業任職時，他們不只是一個人才，他們還可以背靠着即時科研集團的強大科研力量及同學們與老師們的交



Management Discussion and Analysis

管理層討論與分析

are going to serve, they will be able to excel and become potential leaders in their organizations, leveraging on Thiz's powerful research and development strength as well as interactions among fellow students and teachers. Furthermore, they will also help the Group to extend its business reach and strengthen its product promotion force. Response to the "1+1+1 Project" training programme had been enthusiastic. The project originally set to run for 3 years, but out of our expectation, as many as 400 students were recruited during the 4 months from September to December 2003. This group of students would eventually graduate after April 2004. *In fact, a lot of them had already secure* a good job before graduation. We believe such trend would continue and further extend in 2004. We are hopeful that Thiz would help train up as many as 2,000 to 3,000 competent Linux software engineers for the country in 2004.

往，從而使自己在任職的公司內展露頭角，迅速成為領導者。除此，集團也可以透過學員的力量，成為集團觸角的延伸及產品推廣的動力。「1+1+1工程」的培訓，反應熱烈，原本計劃三年完成的任務，沒想到2003年9月至12月，4個月內共招生了將近400名學員。他們將於2004年4月後的時間陸續畢業，事實許多學員在未畢業前已找到合適的工作，相信這種情況將會在2004年延續及擴大。2004年能夠在全國培養出2000到3000個優秀人材的Linux軟件工程師，將指日可待。

Management Discussion and Analysis

管理層討論與分析

Financial Review

Financial highlights

The consolidated turnover of the Group for the year ended 31st March, 2004 was HK$37,415,000 (2003: HK$64,152,000), representing a decrease of 41.7% compared to the previous year. The significant decrease in revenue was brought by the termination of a major contract for distribution of the Group's Linux based software products due to breach of contract by the customer.

In line with the significant decrease in turnover, gross profit for the Group decreased from HK$48,768,000 in 2003 to HK$21,565,000 in 2004, while the gross profit margin dropped from 76.0% to 57.6%. The major reason for the decreases in gross profitability was due to decrease in the distribution of the Group's Linux based software products that had a much higher profit margins.

During the year, provision for doubtful debts of HK$13,048,000 (2003: HK$11,109,000) had been made for several outstanding trade debtors. The Group had actively taken procedures to demand settlements and had undergone legal proceedings in certain cases.

Total operating costs were approximately HK$22,516,000 (2003: HK$31,025,000). As a percentage to turnover, this represent an increase from 48.4% in 2003 to 60.2% in 2004.

Loss attributable to shareholders and loss per share for the year were HK$13,353,000 (2003: profit of HK$7,135,000) and HK$0.73 cents (2003: earnings of HK$0.43 cents) respectively.

財務回顧

財務摘要

本集團截至二零零四年三月三十一日止年度之綜合營業額為37,415,000港元（二零零三年：64,152,000港元），比去年減少41.7%。收入大幅減少主要因為客戶違反合約，以致終止一份分銷本集團Linux軟件產品之主要合約。

由於營業額大幅下降，本集團之毛利由二零零三年之48,768,000港元下降至二零零四年之21,565,000港元，而毛利率則由76.0%下降至57.6%。毛利能力下降主要由於分銷邊際利潤較高之本集團Linux軟件產品之數量減少所致。

年內，本集團就多項未償還應收賬款作出為數13,048,000港元（二零零三年：11,109,000港元）之呆賬撥備，本集團已積極追討還款，並已就若干個案採取法律行動。

總經營開支約為22,516,000港元（二零零三年：31,025,000港元），於營業額百分比則由二零零三年48.4%上升至二零零四年60.2%。

年內，股東應佔虧損及每股虧損分別為13,353,000港元（二零零三年：溢利7,135,000港元）及0.73港仙（二零零三年：盈利0.43港仙）。

Management Discussion and Analysis

管理層討論與分析

Financial Review *(continued)*

Capitalization

During the year, the Group had capitalized operating costs of approximately HK$4,172,000 (2003: Nil) in respect of development of the Group's Linux products, proprietary training materials and e-commerce application systems.

Segment information

The Group is principally engaged in three business segments in four geographical regions. The Group presented its segment information based on nature of their operations and the products and services they provided.

Financial resources and liquidity

As at 31st March, 2004, shareholders' funds of the Group amounted to HK$25,429,000 (2003: HK$30,475,000). Current assets amounted to HK$40,997,000 (2003: HK$36,145,000), of which HK$2,542,000 (2003: HK$1,212,000) were cash and bank deposits. Current liabilities of HK$9,043,000 (2003: HK$5,906,000) mainly comprised of its trade payables, other payables and accruals, and amounts due to Directors. Current ratio of the Group was 4.5 (2003: 6.1).

As at 31st March, 2004, the Group had net current assets of approximately HK$31,954,000 (2003: HK$30,239,000). The Directors considered the Group's liquidity position was healthy.

財務回顧（續）

資本化

年內，本集團就開發本集團之Linux產品、專有培訓素材及電子商貿應用系統約4,172,000港元（二零零三年：零）之營運成本資本化。

分類資料

本集團主要在四個地區進行三種業務。本集團主要以其業務性質和提供之產品及服務呈列其業務分類資料。

財務資源及流動資金

於二零零四年三月三十一日，本集團之股東資金達25,429,000港元（二零零三年：30,475,000港元）。流動資產合共40,997,000港元（二零零三年：36,145,000港元），當中2,542,000港元（二零零三年：1,212,000港元）為現金及銀行存款。流動負債9,043,000港元（二零零三年：5,906,000港元）主要為應付賬款、其他應付款項及應計費用以及應付董事款項。本集團流動比率為4.5（二零零三年：6.1）。

於二零零四年三月三十一日，本集團之流動資產淨值約為31,954,000港元（二零零三年：30,239,000港元）。董事認為本集團流動資產狀況穩健。

Financial Review *(continued)*

Gearing ratio

The gearing ratio calculated on the basis of total liabilities over shareholders' funds as at 31st March, 2004 is 90.6% (2003: 32.5%). The increase was due to the further issue of HK$10,000,000 unlisted convertible notes and increase in trade deposits and funds advanced from the Directors during the year.

Unlisted convertible notes

On 26th March, 2004, the Company entered into a subscription agreement with certain subscribers for the issue of convertible notes with the principal amounts of HK$10,000,000 which bear interest at the rate of 2.5% per annum with maturity on 25th March, 2007. The notes are convertible into new shares of the Company at an initial conversion price of HK$0.036 per share (subject to adjustments). Details of the issue of convertible notes are set out in the Company's announcement on 29th March, 2004.

At the balance sheet date, the Company received the subscription money for the aforementioned convertible notes and classified them as non-current liabilities. The issue of these notes was completed on 6th May, 2004.

There were also HK$4,000,000 unlisted convertible notes bearing interest of 2.5% per annum, with maturity on 16th January, 2006, issued in last year. The notes are convertible into new shares of the Company at a conversion price of HK$0.036 per share.

財務回顧 *(續)*

資產負債比率

資產負債比率乃根據負債總額對股東資金總額比率計算，於二零零四年三月三十一日為90.6%（二零零三年：32.5%）。此增長歸因於年內額外發行金額達10,000,000港元之非上市可換股票據，以及貿易按金及董事借出之墊款增加。

非上市可換股票據

於二零零四年三月二十六日，本公司與若干認購人訂立認購協議，以發行本金額達10,000,000港元之可換股票據。該批可換股票據按年息率2.5厘計息，並於二零零七年三月二十五日到期。票據可按每股0.036港元（可予調整）之初步兌換價轉換為本公司新股。發行可換股票據之詳情載於本公司於二零零四年三月二十九日刊發之公佈。

於結算日，本公司已收到前述可換股票據之認購款項，並將其列為非流動負債。該等票據的發行事宜已於二零零四年五月六日完成。

此外，去年亦發行面值4,000,000港元之非上市可換股票據，乃按年息率2.5厘計息，並於二零零六年一月十六日到期。票據可按每股0.036港元之兌換價轉換為本公司新股。

Management Discussion and Analysis

管理層討論與分析

Financial Review *(continued)*

Exposure to foreign exchange risk

The functional currencies of the Group's operations are Hong Kong dollars, Renminbi ("RMB") and New Taiwan Dollars ("NT$"). The Directors consider that the potential foreign exchange exposure of the Group is limited.

Charges on assets and contingent liabilities

As at 31st March, 2004, the Group had no charges or pledge of assets and material contingent liabilities.

Capital commitments

On 28th March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi ThizLinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV. However, there is no payment schedule specified in the joint venture agreement.

On 3rd June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programmes (the "Programmes"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programmes whereas BNU will be responsible for the development, design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

財務回顧 *（續）*

外匯風險

本集團業務之職能貨幣為港元、人民幣及新台幣。董事認為本集團潛在外匯風險有限。

資產抵押及或然負債

本集團於二零零四年三月三十一日並無抵押或質押資產，亦無任何重大或然負債。

資本承擔

於二零零二年三月二十八日，本公司、王凱煌先生全資擁有之Eaglemax International Investment Limited（「EIIL」）與北京師範大學（「BNU」），就成立中外合資經營企業－京師即時科研股份有限公司（「合營企業」）訂立合營企業協議。根據合營企業協議，本公司、EIIL及BNU將就其各自於合營企業所佔權益30%、30%及40%分別注資人民幣15,000,000元、人民幣15,000,000元及人民幣20,000,000元。然而，合營企業協議並無訂明付款時間表。

於二零零二年六月三日，本公司、EIIL與BNU訂立合營企業補充協議。據此，訂約三方同意設立／開發100京師即時系列網絡課程（「該等課程」）。根據合營企業補充協議，本公司及EIIL承諾，各自投資人民幣10,000,000元發展該等課程，而BNU則須負責發展及設計課程並提供課程內容。補充協議並無指定投資時間表。

Financial Review *(continued)*

Capital commitments *(continued)*

Subsequent to the date of entering into the supplemental agreement, BNU intended to agree with the Company and EIIL to fix the timeline for investments in the Programmes by the end of June 2002, this was disagreed by the Company and EIIL.

As advised by the PRC lawyers, the disagreement amongst the three parties has made the whole contractual arrangement incomplete and, accordingly, all the three parties to the agreements are no longer committed to invest in the JV and the Programmes.

Employees and remuneration policies

Human resource capital is a major resource of the Group. The Group recognised this by providing substantial opportunities on the job, and encourage personal development and training of the staff.

As at 31st March, 2004, the Group had about 110 employees, including Directors of the Company. Total staff costs for the year under review including Directors' remuneration amounted to approximately HK$14,718,000 (2003: HK$15,071,000). The overall workforce had been very stable and turnover rate remains very low. The staff were remunerated based on their work performance, professional experience and prevailing market practices. In addition to basic salaries and Mandatory Provident Fund scheme, the Group also offered staff benefits including medical insurance, share options, performance bonus and sales commission.

財務回顧 *(續)*

資本承擔 *(續)*

在訂立補充協議日期之後，BNU擬與本公司及EIIL協定，將該等課程之投資時限設為二零零二年六月底，惟此協定不獲本公司及EIIL贊同。

經諮詢中國律師後，協議三方之間出現之分歧導致整體合約安排無法完成，據此，協議全部三訂約方均不再就投資於合營企業及該等課程作出承擔。

僱員及薪酬政策

人力資源為本集團之主要財產。本集團深明人力資源之重要性，因而提供大量在職機會，並鼓勵員工個人發展及培訓。

於二零零四年三月三十一日，本集團聘有約110名僱員（包括本公司董事）。於回顧年內，員工成本總額（包括董事酬金）約為14,718,000港元（二零零三年：15,071,000港元）。整體員工人數非常穩定，流失率一直極低。薪酬乃按員工工作表現、專業經驗及當前市場慣例釐定。除基本薪金及強制性公積金計劃外，本集團亦為員工提供醫療保險、購股權、表現花紅及銷售佣金等福利。



Management Discussion and Analysis

管理層討論與分析

Use of Proceeds

The proceeds from the issue of new shares of the Company pursuant to a placing in July 2001 after deduction of related expenses, amounted to approximately HK$26,000,000. Included in the above net proceeds of HK$26,000,000, approximately HK$5,100,000 and HK$5,000,000 was planned to provide additional working capital of the Group and reserve for future investment opportunities or contribution to other joint ventures for the development of Linux solutions respectively. The remaining net proceeds was planned and applied up to 31st March, 2004. The excess amount used had been financed by the above-mentioned working capital and reserve.

所得款項用途

本公司於二零零一年七月進行配售而發行新股份，所得款項經扣除相關開支後約為26,000,000港元。按計劃，上述所得款項淨額26,000,000港元中，約5,100,000港元及5,000,000港元分別已撥作本集團之額外營運資金及留作儲備，以把握日後投資機會或就開發Linux解決方案注資其他合營公司。所得款項淨額餘款用途已按計劃並於截至二零零四年三月三十一日止期間運用。超額運用部分由上述營運資金及儲備撥出。

		Originally planned up to 31st March, 2004* **截至二零零四年三月三十一日止原定計劃***	**Amount utilized up to 31st March, 2004** **截至二零零四年三月三十一日止已動用金額**
		HK$'000 *千港元*	*HK$'000* *千港元*
Contribution to the joint ventures to develop application software on Linux	注資合營企業開發Linux應用軟件	7,000	3,504
Setting up sales office in Beijing	在北京設立銷售辦事處	3,000	4,684
Marketing and promotion	市場推廣及宣傳	3,000	4,588
Enhancement of the Group's existing Linux products	改良本集團現有Linux產品	2,000	8,384
Development of web applications and other computing products/services	開發網絡應用程式及其他電腦產品／服務	500	3,861
Purchase of hardware equipment	購買硬件設備	400	979
Total	合共	15,900	26,000

* Amounts are extracted from the Company's prospectus dated 20th July, 2001 issued in relation to the Company's placing and proposed listing of shares on GEM.

* 數字乃摘錄自本公司於二零零一年七月二十日就本公司進行配售及建議股份在創業板上市而刊發之配售章程。

Management Discussion and Analysis

管理層討論與分析

Progress Against Business Objectives

業務目標與實際業務進度之比較

	Business objectives up to 31st March, 2004 as stated in prospectus 配售章程所述截至二零零四年三月三十一日之業務目標	Actual business progress up to 31st March, 2004 截至二零零四年三月三十一日之實際業務進度
Develop application software on Linux platform with joint venture partners	– Start development work of point of sale system with Yuan Wang	– The software development plan with Yuan Wang has been suspended. Instead, the Group has developed and marketed its own "Thiz Easy Shop" System
	– Launch Web-based education platform	– The project has been postponed and expected to be launched in 2005
	– Start development work of logistics management system with Yuan Wang	– The development plan has been suspended (as discussed above)
	– Start development work of office information system with Yuan Wang	– The development plan has been suspended (as discussed above)
	– Start development work of personnel management system with Yuan Wang	– In the course of studying the possibility of development in-home
	– Launch point of sale system	– Suspended
與合營夥伴共同開發 Linux 平台應用軟件	– 與遠望展開銷售點系統開發工作	– 與遠望之軟件開發計劃已擱置，本集團改而自行開發及銷售自身之「即時網路開店機」系統
	– 推出網上教學平台	– 該項計劃已押後並預期於二零零五年推出
	– 與遠望展開物流管理系統開發工作	– 開發計劃已擱置（見上文之論述）
	– 與遠望展開辦公室信息系統開發工作	– 開發計劃已擱置（見上文之論述）
	– 與遠望展開人事管理系統開發工作	– 正研究內部開發之可能性
	– 推出銷售點系統	– 已擱置


Linux

Management Discussion and Analysis

管理層討論與分析

Progress Against Business Objectives *(continued)*

業務目標與實際業務進度之比較 *(續)*

	Business objectives up to 31st March, 2004 as stated in prospectus 配售章程所述截至二零零四年三月三十一日之業務目標	Actual business progress up to 31st March, 2004 截至二零零四年三月三十一日之實際業務進度
Marketing strategies	– Road show tour in the PRC, Hong Kong to promote the Group's Linux products	– The Group is actively promoting Linux products in various universities and educational institutions in the PRC through its training programmes in the Greater China Region
市場推廣策略	– 於中國、香港進行巡迴宣傳推廣本集團之 Linux 產品	– 透過於大中華地區之培訓課程，本集團已在全國多間大學及教育機構積極展開 Linux 產品之推廣工作

Biographical Details of Directors and Senior Management

董事及高層管理人員簡介

Executive Directors

Mr. Lin Chien Hsin

Chairman

Mr. Lin, aged 50, graduated from the Economic Faculty of Taiwan University and had involved in research studies in Harvard and Standford Business Schools. He had been the Vice President of Holtek Semiconductor Manufacturing Co., Ltd. Besides, he had also been the Chief Financial Officer of United Microelectronics Corporation, a semi-conductor manufacturer whose shares are listed in the Stock Exchange of Taiwan, and had been working there for about 18 years. He has in-depth knowledge in financial management. He was appointed as Executive Director and Chairman of the Group on 24th December, 2002.

Ms. Wanzi Huang

Deputy Chairman

Ms. Wanzi Huang, aged 29, is the Deputy Chairman and a founder of the Group. She had about 8 years' experience in computer trading and international trading. She is responsible for marketing the Group's Linux products to computer manufacturers in the U.S.. Ms. Huang graduated with a Bachelor's Degree in Administration in Fundagao Getulio Vargas in Brazil.

Mr. Wong Hoi Wong

Executive Director

Mr. Wong Hoi Wong, aged 49, is an Executive Director and a founder of the Group. Mr. Wong has over 26 years' experience in sales and marketing, in particular in electronics and computer industries. Mr. Wong was the Chairman of Association of Electronic Components Industry of Taipei from 1990 to 1993. He oversees the sales and marketing strategies of the Group. Mr. Wong graduated from the Department of Industrial Management of Tamsui Oxford College in Taiwan with a diploma.

執行董事

林建新先生

主席

林先生，50歲，畢業於台灣大學經濟學院。彼曾於哈佛及史丹福商學院從事研究，亦曾任合泰半導體股份有限公司副總裁。此外，彼亦曾任聯華電子股份有限公司之財務總監，彼在該公司任職約18年之久。該公司為半導體製造公司，其股份在台灣證券交易所上市。林先生熟悉財務管理，於二零零二年十二月二十四日獲委任為本集團執行董事兼主席。

黃琬瑜女士

副主席

黃琬瑜女士，29歲，本集團副主席兼集團創辦人。彼於電腦貿易及國際貿易方面有約8年經驗。彼負責於美國向電腦製造商推廣本集團之Linux產品。黃女士畢業於巴西Fundagao Getulio Vargas，獲頒授行政學士學位。

王凱煌先生

執行董事

王凱煌先生，49歲，本公司執行董事兼集團創辦人。王先生積逾26年營銷經驗，尤其專注電子及電腦業方面。王先生於一九九零年至一九九三年間出任台北市電子零件商業同業公會主席。彼專責監督本集團之營銷策略。王先生持有台灣淡水工商管理專業學校工業管理系頒授之文憑。


Linux

Biographical Details of Directors and Senior Management

Independent Non-executive Directors

Ms. Li Zhe

Ms. Li Zhe, aged 34, is a qualified PRC lawyer. Ms. Li graduated with a Bachelor's Degree in Economic Law from Zhongshan University, the PRC, a Master's Degree of Business Administration from Murdoch University, Australia and a Postgraduate Diploma in Law from the Manchester Metropolitan University of the United Kingdom. Ms. Li has served a number of law firms in the PRC and Hong Kong. She was appointed as an independent non-executive Director in July 2001.

Mr. Ko Ming Tung, Edward

Mr. Ko Ming Tung, Edward, aged 43, is a solicitor and partner of Messrs. Alfred Lam, Keung & Ko. He holds a Bachelor of Laws Degree and is a member of The Law Society of Hong Kong. Mr. Ko has been practicing as a solicitor in Hong Kong for more than 13 years. Mr. Ko was appointed as an independent non-executive Directors of the Company in January 2004. Mr. Ko is also independent non-executive director of U-Cyber Technology Holdings Limited, Sinochem Hong Kong Holdings Limited and Guo Xin Group Limited.

董事及高層管理人員簡介

獨立非執行董事

黎哲女士

黎哲女士，34歲，合資格中國律師。黎女士畢業於中國中山大學，獲頒授經濟法學士學位，並持有澳洲Murdoch大學頒授之工商管理碩士學位及英國Manchester Metropolitan University頒授之法律深造文憑。黎女士曾任職於中國及香港多間律師行。彼於二零零一年七月獲委任為獨立非執行董事。

高明東先生

高明東先生，43歲，為林姜高律師行之合夥人。彼持有法律學士學位並為香港律師會之會員。高先生在香港擁有逾13年之執業律師經驗。高先生於二零零四年一月獲委任為本公司獨立非執行董事。高先生亦為航空數碼科技控股有限公司、中化香港控股有限公司及國新集團有限公司之獨立非執行董事。

Biographical Details of Directors and Senior Management

董事及高層管理人員簡介

Senior Management

Mr. So King Yan

Mr. So King Yan, aged 29, is the R&D Manager of the Group, overseeing Linux development projects. Mr. So has over 11 years of experience in computer and Linux programming. He graduated from The Chinese University of Hong Kong with a Bachelor's Degree and Master of Philosophy Degree in Computer Science and Engineering, and had conducted research on mobile file system in Linux. Prior to joining the Group in August 2001, he had involved in the design and development of a marketing platform based on J2EE technology using Weblogic and Oracle on Linux platform. He also tutored undergraduate computer courses on Linux at The Chinese University of Hong Kong.

Mr. Chan Sai Yan

Mr. Chan Sai Yan, aged 29, is the Financial Controller of the Group, and Company Secretary, Qualified Accountant and Authorised Representative of the Company, and is responsible for the Group's accounting, finance, human resources and administrative functions. Mr. Chan has over 7 years of experience in accounting, finance and administration in Hong Kong. He graduated with a Bachelor's Degree in Accountancy from The Hong Kong Polytechnic University, and is an Associate Member of Association of Chartered Certified Accountants. Prior to joining the Group, he was financial accountant of Liu Chong Hing Investment Limited. He joined the Group in December 2002.

高層管理人員

蘇敬恩先生

蘇敬恩先生，29歲，本集團研發總監，負責掌管Linux開發項目。蘇先生擁有逾11年電腦及Linux程式編寫的經驗，畢業於香港中文大學，獲頒電腦科學及工程學士學位及哲學碩士學位，並曾進行Linux流動檔案系統研究工作。於二零零一年八月加入本集團前，彼曾參與採用Weblogic及甲骨文系統之Linux平台以J2EE技術設計及開發市場推廣平台之工作，另曾於香港中文大學教授Linux電腦課程。

陳世寅先生

陳世寅先生，29歲，本集團之財務總監及本公司之公司秘書、合資格會計師兼法定代表，負責本集團會計、財務、人力資源及行政工作。陳先生於香港積逾7年會計、財務及行政經驗。彼畢業於香港理工大學，獲頒會計系學士學位，為英國公認會計師公會會員。加盟本集團前，彼乃廖創興企業有限公司之財務會計師。彼於二零零二年十二月加入本集團。



Directors' Report 董事會報告

The directors have pleasure in presenting their annual report together with the audited financial statements of the Company and the Group for the year ended 31st March, 2004.

董事欣然呈列其年報連同本公司及本集團截至二零零四年三月三十一日止年度之經審核財務報表。

Principal Activities

The Company is an investment holding company. The principal activities of its subsidiaries are set out in note 13 to the financial statements.

主要業務

本公司為投資控股公司。其附屬公司之主要業務載於財務報表附註13。

Results and Dividend

The results of the Group for the year ended 31st March, 2004 are set out in the consolidated income statement on page 50.

The directors do not recommend the payment of any dividend in respect of the year ended 31st March, 2004.

業績及股息

本集團截至二零零四年三月三十一日止年度之業績載於第50頁綜合收益表。

董事不建議派付截至二零零四年三月三十一日止年度股息。

Financial Summary

A summary of the results, assets and liabilities of the Group for the five years ended 31st March, 2004 is set out on pages 108 to 109 respectively.

財務概要

本集團截至二零零四年三月三十一日止五個年度之業績、資產及負債概要分別載於第108至第109頁。

Fixed Assets

The Group purchased fixed assets amounted to approximately HK$654,000 during the year. Details of movements in fixed assets of the Company and the Group are set out in note 12 to the financial statements.

固定資產

本集團於年內用作購買固定資產之金額約654,000港元。本公司及本集團之固定資產變動詳情載於財務報表附註12。

Share Capital

Details of movements in the Company's share capital during the year and the reason thereof are set out in note 22 to the financial statements.

股本

本公司於年內之股本變動詳情及原因載於財務報表附註22。

Pre-emptive Rights

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購股權

本公司之公司組織章程細則或開曼群島法例並無載有有關規定本公司須按比例向現有股東提呈發售新股份之優先購股權條文。

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 24 to the financial statements and the consolidated statement of changes in equity on page 55 respectively.

儲備

本公司及本集團於年內之儲備變動詳情分別載於財務報表附註24及第55頁之綜合股本變動表。

Distributable Reserves

As at 31st March, 2004, the Company's distributable reserves amounted to HK$4,838,000.

可供分派儲備

於二零零四年三月三十一日，本公司之可供分派儲備為4,838,000港元。

Purchase, Sale or Redemption of Shares

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

購買、出售或贖回股份

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

Directors and Directors' Service Contracts

The directors who held office during the year were:–

Executive directors:

Mr. Lin Chien Hsin
Mr. Wong Hoi Wong
Ms. Wanzi Huang

Independent non-executive directors:

Ms. Li Zhe
Mr. Ko Ming Tung, Edward
(appointed on 1st January, 2004)
Mr. Kwok Ming Wa
(resigned on 1st January, 2004)

董事及董事之服務合約

年內擔任以下職務之董事如下：

執行董事：

林建新先生
王凱煌先生
黃琬瑜女士

獨立非執行董事：

黎哲女士
高明東先生
(於二零零四年一月一日獲委任)
郭明華先生
(於二零零四年一月一日辭任)

Directors' Report 董事會報告

Directors and Directors' Service Contracts *(continued)*

In accordance with Article 116 of the Company's Articles of Association, Mr. Wong Hoi Wong shall retire and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

Ms. Li Zhe and Mr. Ko Ming Tung, Edward were not appointed for a specific term as they are subject to retirement and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

In accordance with Article 99 of the Company's Articles of Association, Ms. Li Zhe and Mr. Ko Ming Tung, Edward shall retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

No director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Each of the independent non-executive directors has confirmed his/her independence to the Company pursuant to Rule 5.09 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") (the "GEM Listing Rules") for the year ended 31st March, 2004 and the Company considers the independent non-executive directors to be independent.

董事及董事之服務合約 *(續)*

根據本公司之公司組織章程細則第116條，王凱煌先生須輪席告退，惟願於應屆股東週年大會膺選連任。

黎哲女士及高明東先生並無特定任期，惟須根據本公司之公司組織章程細則於本公司股東週年大會告退，並膺選連任。

根據本公司之公司組織章程細則第99條，黎哲女士及高明東先生將於應屆股東週年大會告退，惟願膺選連任。

董事並無與本公司訂有任何本公司不得在未有作出補償（法定補償除外）的情況下於一年內終止之服務合約。

各獨立非執行董事已根據香港聯合交易所有限公司創業板（「創業板」）證券上市規則（「創業板上市規則」）第5.09條向本公司確認彼等於截至二零零四年三月三十一日止年度之獨立性，而本公司認為各獨立非執行董事具備獨立性。

Directors' Interests in Contracts

Apart from the transactions as disclosed in note 31 to the financial statements, no other contracts of significance to which the Company or any of its holding companies or subsidiaries was a party and in which a director of the Company had a material interest subsisted at the end of the year or at any time during the year.

董事於合約之權益

除財務報表附註31所披露之交易外，於年底或年內任何時間，概無任何由本公司或其任何控股公司或附屬公司訂立且本公司董事在其中擁有重大權益之其他重大合約。

Share Option Scheme

The Company operates a share option scheme (the "Scheme"), which was adopted pursuant to a resolution passed on 6th July, 2001, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include any full-time executive director or employee of a company within the Group. The Scheme shall remain in force for 10 years from 6th July, 2001 during which the directors may make offer to grant share options to eligible participants.

Pursuant to the terms of the Scheme, the maximum number of share options permitted to be granted is an amount equivalent, upon their exercise, to 10% of the Company's shares in issue as at the date of commencement of dealings of the Company's shares on the GEM unless further shareholders' approval has been obtained (See remark (i)) and the maximum number of shares issuable under share options to each participant in the Scheme shall not exceed 25% of the maximum number of share options which may be granted under the Scheme (See remark (ii)).

購股權計劃

本公司根據於二零零一年七月六日通過之決議案採納購股權計劃（「計劃」），計劃旨在向該等對本集團業務成就有貢獻的合資格參與人士作出獎勵及獎賞。計劃之合資格參與人士包括本集團旗下公司任何全職執行董事或僱員。計劃由二零零一年七月六日起生效，為期十年，董事可於該期間向合資格參與人士授予購股權。

根據計劃條款，批准授出之購股權數目（在行使時）以本公司股份開始於創業板買賣當日本公司已發行股份之10%為上限，除非已另行獲得股東批准（請參閱附註(i)），另根據購股權可發行予每名計劃參與人士之股份數目不得多於根據計劃可能授出的購股權數目上限之25%（請參閱附註(ii)）。

Share Option Scheme *(continued)*

Remarks: Since the adoption of the Scheme on 6th July, 2001, amendments have been made to Chapter 23 of the GEM Listing Rules in respect of Share Option Scheme whereby if the Company wishes to continue to grant options under the Scheme on or after 1st October, 2001, it must also comply with the requirements set out therein.

(i) with effect from 1st October, 2001, the maximum number of the Company's shares which can be granted under the Scheme and any other schemes must not exceed 10% of the Company's shares in issue at the date of approval.

(ii) with effect from 1st October, 2001, the maximum number of the Company's shares which can be granted to each participant must not in any 12-month period exceed 1% of the Company's shares in issue.

Any grant of share options to a connected person (as defined in the GEM Listing Rules) must be approved by the independent non-executive directors. Where share options are proposed to be granted to a connected person who is also a substantial shareholder (as defined in the GEM Listing Rules) of the Company, or any of his/her respective associates, and the proposed grant of share options, when aggregate with the options already granted to that connected person in the past 12-month period, would entitle him/her to receive more than 0.1% of the total issued share capital of the Company for the time being and the value of which is in excess of HK$5 million, then the proposed grant must be subject to the approval of shareholders of the Company in general meetings.

購股權計劃 *(續)*

附註：於二零零一年七月六日採納計劃後，創業板上市規則第23章有關購股權計劃的規定已作出修訂，因此，倘本公司擬於二零零一年十月一日或之後繼續根據計劃授出購股權，則須符合當中所載規定。

(i) 自二零零一年十月一日起，根據計劃及任何其他計劃可予授出的本公司股份數目最多不得超過於批准日期本公司已發行股份10%。

(ii) 自二零零一年十月一日起，於任何十二個月期內授予每名參與人士之本公司股份數目最多不得超過本公司已發行股份1%。

向關連人士（定義見創業板上市規則）授出任何購股權必須取得獨立非執行董事之批准。倘擬向關連人士兼本公司主要股東（定義見創業板上市規則）或彼等任何聯繫人士授出購股權，而擬授出之購股權與該名關連人士在過去十二個月期間已獲授出之購股權相加致使其有權獲得佔本公司當時已發行股本總額超過0.1%，且相關價值超逾5,000,000港元，在該情況下，授出購股權建議須獲得本公司股東在股東大會批准，方為有效。

Share Option Scheme *(continued)*

The consideration for the grant of an option is HK$1 each. An option may be exercised at any time during a period as determined by the directors which shall not be less than three years and not more than ten years from the date of acceptance of options offered under the Scheme by the grantee.

購股權計劃 *(續)*

每份授出之購股權代價為1港元，而購股權可於董事釐定之期間隨時行使，惟該期間指由承授人接納計劃項下購股權日期起計，不少於三年而又不超過十年。

A summary of the movements of the share options granted under the Scheme during the year is as follows: –

年內根據計劃授出之購股權變動概述如下：

	Number of share options 購股權數目					
Name of director 董事姓名	Outstanding as at 1.4.2003 於二零零三年四月一日尚未行使	Adjustment for rights issue of Company's shares 就本公司股份之供股事項作出調整 *(Note 2)* *(附註2)*	Outstanding as at 31.3.2004 於二零零四年三月三十一日尚未行使	Date of grant 授出日期	Exercise price per share 每股行使價 *(Note 2)* *(附註2)* HK$ 港元	Exercise period 行使期 *(Note 1)* *(附註1)*
Mr. Wong Hoi Wong 王凱煌先生	1,640,000	179,014	1,819,014	21st November, 2001 二零零一年十一月二十一日	0.284	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日
Ms. Wanzi Huang 黃琬瑜女士	16,540,000	1,805,423	18,345,423	21st November, 2001 二零零一年十一月二十一日	0.284	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日
	18,180,000	1,984,437	20,164,437			



Share Option Scheme *(continued)*

The exercise price is to be determined by the directors in its absolute discretion but in any event not less than the highest of (i) the nominal value of the shares of the Company; (ii) the average of the closing prices of the shares of the Company on the GEM for the five trading days immediately preceding the date on which the relevant option is granted to the employee; and (iii) the closing price of the shares of the Company on the GEM on the date on which the relevant option is granted.

Notes:

1. The share options are fully vested on 30th June, 2002.

2. The exercise price and the outstanding number of options have been adjusted for the rights issue of the Company's shares on 24th October, 2003.

No share option was granted and lapsed during the year.

At 31st March, 2004, the number of shares to be issued under share options granted under the Scheme was 20,164,437, representing 0.99% of the issued share capital of the Company.

購股權計劃 *(續)*

董事可按其絕對酌情權釐定行使價，惟無論如何不得低於下列三者中最高者(i)本公司股份面值；(ii)本公司股份緊接向僱員授出有關購股權之日前五個交易日在創業板之平均收市價；及(iii)本公司股份於授出有關購股權日期在創業板之收市價。

附註：

1. 購股權於二零零二年六月三十日全數為承授人所有。

2. 購股權之行使價及未行使購股權之數目已就本公司於二零零三年十月二十四日進行股份之供股事項而作出調整。

年內並無任何購股權獲授出或失效。

於二零零四年三月三十一日，根據計劃授出之購股權將予發行股份數目為20,164,437股，佔本公司已發行股本0.99%。

Directors' and Chief Executives' Interests in Securities of the Company

As at 31st March, 2004, the interests or short positions of the directors and chief executive in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), Chapter 571 under the Laws of Hong Kong), which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.61 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:–

董事及主要行政人員於本公司證券之權益

於二零零四年三月三十一日，各董事及主要行政人員於本公司或其任何相聯法團（定義見香港法例第571章證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券持有任何根據證券及期貨條例第XV部第7及8分部已知會本公司及香港聯合交易所有限公司（「聯交所」）之權益或短倉（包括根據證券及期貨條例有關條文彼等被當作或視為擁有之權益或短倉），或根據證券及期貨條例第352條須登記於該條文所述之登記冊之權益或短倉，或根據創業板上市規則第5.61條須知會本公司及聯交所之權益或短倉如下：

Directors' and Chief Executives' Interests in Securities of the Company *(continued)*

董事及主要行政人員於本公司證券之權益 *(續)*

(a) Long positions in ordinary shares and underlying shares of the Company

(a) 本公司普通股及相關股份之長倉

Name of director 董事姓名	Type of interests and number of shares held 權益類別及所持股份數目: Personal interest 個人權益	Other interest 其他權益 *(Note)* *(附註)*	Number of share options held 所持購股權數目	Total 總計	Percentage of the Company's issued share capital 佔本公司已發行股本百份比
Mr. Lin Chien Hsin 林建新先生	353,000,000	–	–	353,000,000	17.29%
Mr. Wong Hoi Wong 王凱煌先生	–	397,200,000	1,819,014	399,019,014	19.55%
Ms. Wanzi Huang 黃琬瑜女士	86,459,000	–	18,345,423	104,804,423	5.13%

Note: These shares are registered in the name of Eaglemax International Investment Limited ("EIIL"), a company owned by Intelligent Management Limited ("IML") as the trustee of Intelligent Management Discretionary Trust, a family discretionary trust, the objects of which include Mr. Wong Hoi Wong, his family and any charity in the world. As at 31st March, 2004, Mr. Wong Hoi Wong held the entire issued share capital of IML. By virtue of SFO, Mr. Wong Hoi Wong has an interest of such shares.

附註： 該批股份乃以Eaglemax International Investment Limited（「EIIL」）之名義登記持有。該公司由Intelligent Management Limited（「IML」）以家族全權信託Intelligent Management Discretionary Trust之受託人身份擁有；該項信託受益人包括王凱煌先生及其家屬以及全球任何慈善團體。於二零零四年三月三十一日，王凱煌先生持有IML全部已發行股本。依據證券及期貨條例，王凱煌先生擁有該等股份之權益。

Directors' and Chief Executives' Interests in Securities of the Company *(continued)*

(b) Short positions in the shares and underlying shares of the Company

Save as disclosed herein, as at 31st March, 2004, none of the directors has short positions in the shares or underlying shares of equity derivatives of the Company.

Save as disclosed herein, as at 31st March, 2004, none of the directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.61 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange.

董事及主要行政人員於本公司證券之權益 *(續)*

(b) 本公司股份及相關股份之短倉

除本報告披露者外，於二零零四年三月三十一日，各董事概無於本公司之股份或股本衍生工具之相關股份中擁有任何短倉。

除本報告披露者外，於二零零四年三月三十一日，各董事概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券持有任何根據證券及期貨條例第XV部第7及8分部已知會本公司及聯交所之權益或短倉（包括根據證券及期貨條例有關條文彼等被當作或視為擁有之權益或短倉），或根據證券及期貨條例第352條須登記於該條文所述之登記冊內之權益或短倉，或根據創業板上市規則第5.61條須知會本公司及聯交所之權益或短倉。



Substantial Shareholders' Interests

As at 31 March 2004, the following persons (not being the directors and chief executives of the Company) had interests or short positions in the shares, underlying shares or debentures of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept under Section 336 of the SFO as follows:–

主要股東之權益

於二零零四年三月三十一日，擁有證券及期貨條例第XV部第2及3分部條文項下或證券及期貨條例第336條規定須存置之登記冊所記錄之本公司股份、相關股份或債券之權益或短倉之人士（非本公司董事及主要行政人員）如下：

Name of shareholders 股東名稱	Number of shares held 所持股份數目	Percentage of the Company's issued share capital 佔本公司已發行股本百分比
EIIL *(Note)* EIIL *（附註）*	397,200,000	19.46%
Applied Component Technology Corporation 聯瞻科技股份有限公司	324,340,000	15.89%

Note: The shares held in the name of EIIL are duplication of the shares held by the director, Mr. Wong Hoi Wong.

附註： 該等以EIIL名義持有之股份與董事王凱煌先生所持有者屬同一批股份。

Save as disclosed above, as at 31 March 2004, there was no person (not being the directors and chief executives of the Company) who had any interests or short positions in the shares, underlying shares and debentures of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept under Section 336 of the SFO.

除上文披露者外，於二零零四年三月三十一日，概無任何人士（非本公司董事及主要行政人員）擁有證券及期貨條例第XV部第2及3分部條文項下或證券及期貨條例第336條規定須存置之登記冊所記錄之本公司股份、相關股份或債券之權益或短倉。

Management Shareholders' Interests

Save as disclosed under the sections headed "Directors' and Chief Executives' Interests in Securities of the Company" and "Substantial Shareholders' Interests" above, as at 31st March, 2004, no other person was individually and/or collectively entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and was able, as a practical matter, to direct or influence the management of the Company.

管理層股東之權益

除上文「董事及主要行政人員於本公司證券之權益」及「主要股東之權益」兩節所披露者外，於二零零四年三月三十一日，概無其他人士有權個別及／或共同於本公司任何股東大會行使5%或以上之投票權及實際上可就本公司管理作出指示或發揮影響力。

Major Customers and Suppliers

During the year, the purchases from the five largest suppliers of the Group accounted for approximately 50.94% of the total purchases of the Group and the purchases from the largest supplier included therein accounted for approximately 17.72%.

The sales to the five largest customers of the Group accounted for approximately 66.57% of the total sales for the year and the sales to the largest customer included therein accounted for approximately 41.69%.

None of the directors, their respective associates and shareholders of the Company (which to the knowledge of the directors own more than 5% of the issued share capital of the Company) had any interest in any of the five largest customers and suppliers of the Group for the year.

主要客戶及供應商

年內，向本集團五大供應商所作採購佔本集團採購總額約50.94%，而向最大供應商所作採購則佔約17.72%。

本集團向五大客戶的銷售佔年度銷售總額約66.57%，而最大客戶的銷售則佔約41.69%。

據董事所知，擁有本公司已發行股本5%以上之董事、彼等各自之聯繫人士及本公司股東，於年內概無在本集團任何五大客戶及供應商中擁有任何權益。

Connected Transactions

Details of connected transactions under the GEM Listing Rules during the year are set out in note 31 to the financial statements.

關連交易

年內進行之創業板上市規則所述關連交易詳情載於財務報表附註31。

Competing Interests

None of the directors, the substantial shareholders or the management shareholders (as defined in the GEM Listing Rules) had any interests in any business which competed with or might compete with the business of the Group.

競爭權益

概無任何董事、主要股東或管理層股東（定義見創業板上市規則）在任何與本集團有競爭或可能出現競爭之業務中擁有任何權益。


Linux

Directors' Report

董事會報告

Sponsor's Interests

As updated and notified by the Company's sponsor, CSC Asia Limited ("CSC"), neither CSC nor any of its directors, employees or associates had any interests in any shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group as at 31st March, 2004.

Pursuant to the sponsorship agreement dated 19th July, 2001 entered into between the Company and CSC, CSC will act as the Company's continuing sponsor for the period from 27th July, 2001 to 31st March, 2004.

保薦人之權益

誠如本公司之保薦人群益亞洲有限公司(「群益亞洲」)所提供之最新資料，於二零零四年三月三十一日，群益亞洲或其任何董事、僱員或聯繫人士概無在本公司或本集團任何成員公司之任何股份中擁有任何權益，或擁有可認購或提名他人認購本公司或本集團任何成員公司股份之權利。

根據本公司與群益亞洲於二零零一年七月十九日訂立之保薦人協議，群益亞洲將於二零零一年七月二十七日至二零零四年三月三十一日期間擔任本公司持續保薦人。

Compliance with Rules 5.34 to 5.45 of the GEM Listing Rules

The Company has complied with Rules 5.34 to 5.45 of the GEM Listing Rules concerning board practices and procedures during the year ended 31st March, 2004.

遵守創業板上市規則第5.34至5.45條

本公司於截至二零零四年三月三十一日止年度內一直遵守創業板上市規則第5.34至5.45條有關董事會常規及議事程序之規定。

Audit Committee

The Company established an Audit Committee in August 2001 with written terms of reference in compliance with Rules 5.29 to 5.32 of the GEM Listing Rules. The duties of the audit committee are to review and to provide supervision over the financial reporting process and internal control system of the Group. The audit committee comprises two independent non-executive directors, namely Ms. Li Zhe and Mr. Ko Ming Tung, Edward.

During the year, the audit committee has met four times to review the results of the Group.

審核委員會

本公司於二零零一年八月根據創業板上市規則第5.29至5.32條成立審核委員會，並書面訂明其職權範圍。審核委員會之職責包括審閱及監管本集團之財務申報程序及內部監控制度。審核委員會由兩名獨立非執行董事黎哲女士及高明東先生組成。

審核委員會於年內，召開過四次會議，以審閱本集團之業績。

Auditors

A resolution to re-appoint the retiring auditors, Messrs. PKF, is to be proposed at the forthcoming general meeting.

On behalf of the Board

Lin Chien Hsin

Chairman

Hong Kong, 28th June, 2004

核數師

本公司將於應屆股東大會上提呈決議案，續聘退任核數師梁學濂會計師事務所。

代表董事會

主席

林建新

香港，二零零四年六月二十八日

PKF

梁學濂會計師事務所

26/F, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

香港
銅鑼灣
威非路道18號
萬國寶通中心26樓

To the members of
Thiz Technology Group Limited
(Incorporated in the Cayman Islands with limited liability)

致即時科研集團有限公司
全體股東
(於開曼群島註冊成立之有限公司)

We have audited the financial statements on pages 50 to 107 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師已完成審核第50至107頁之財務報表，該等賬目乃按照香港普遍採納之會計原則編製。

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

董事及核數師各自之責任

編製真實兼公平之財務報表乃 貴公司董事之責任。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

本核數師之責任是根據審核之結果，對該等報表作出獨立意見，並僅向全體股東報告。除此以外，本核數師之報告不可作其他用途。本核數師概不就本報告之內容，對任何其他人士負上或承擔任何責任。

Auditors' Report

核數師報告

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's and the Group's affairs as at 31st March, 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PKF

Certified Public Accountants

Hong Kong, 28th June, 2004

意見之基礎

本核數師已按照香港會計師公會頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷、所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估財務報表所載資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理基礎。

意見

本核數師認為財務報表足以真實兼公平地顯示　貴公司與　貴集團於二零零四年三月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

梁學濂會計師事務所

執業會計師

香港，二零零四年六月二十八日


Linux

Consolidated Income Statement 綜合收益表

For the year ended 31st March, 2004 截至二零零四年三月三十一日止年度

		Note 附註	**2004 二零零四年 HK$'000 千港元**	2003 二零零三年 HK$'000 千港元
Turnover	營業額	4	**37,415**	64,152
Cost of sales	銷售成本		**(15,850)**	(15,384)
Gross profit	毛利		**21,565**	48,768
Other revenue	其他收入	4	**746**	422
Provision for doubtful debts	呆賬撥備		**(13,048)**	(11,109)
Selling and distribution expenses	銷售及分銷費用		**(3,259)**	(3,831)
General and administrative expenses	一般及行政費用		**(19,257)**	(27,194)
(Loss)/profit from operations	經營（虧損）／溢利		**(13,253)**	7,056
Finance costs	融資成本		**(100)**	(20)
Share of profit of a jointly controlled entity	應佔一間共同控制企業溢利		**-**	99
(Loss)/profit before tax	除税前（虧損）／溢利	5	**(13,353)**	7,135
Tax	税項	8(a)	**-**	-
(Loss)/profit attributable to shareholders	股東應佔（虧損）／溢利	9	**(13,353)**	7,135
Dividend	股息	10	**-**	-
(Loss)/earnings per share	每股（虧損）／盈利	11		
– Basic (in cents)	一基本（仙）		**(0.73)**	0.43
– Diluted (in cents)	一攤薄（仙）		**(0.69)**	0.43

Consolidated Balance Sheet

綜合資產負債表

At 31st March, 2004

於二零零四年三月三十一日

		Note 附註	**2004 二零零四年 HK$'000 千港元**	2003 二零零三年 HK$'000 千港元
NON-CURRENT ASSETS	**非流動資產**			
Fixed assets	固定資產	12	**1,613**	1,603
Product development costs	產品開發成本	14	**5,862**	2,633
Goodwill	商譽	15	**-**	–
			7,475	4,236
CURRENT ASSETS	**流動資產**			
Inventories	存貨	16	**645**	302
Trade receivables	應收賬項	17	**34,892**	31,287
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**2,918**	3,338
Amount due from a related company	應收一間有關連公司款項	18	**-**	6
Cash and bank balances	現金及銀行結存	19	**2,542**	1,212
			40,997	36,145
DEDUCT:	**減：**			
CURRENT LIABILITIES	**流動負債**			
Trade payables	應付賬項	20	**564**	540
Other payables, accruals and deposits received	其他應付款項、應計款項及已收按金		**4,376**	2,009
Amounts due to directors	應付董事款項	21	**4,091**	3,345
Tax payable	應繳税項		**12**	12
			9,043	5,906
NET CURRENT ASSETS	**流動資產淨值**		**31,954**	30,239
			39,429	34,475
REPRESENTING:–	**包括：**			
SHARE CAPITAL	**股本**	22	**20,411**	16,461
RESERVES	**儲備**	24	**5,018**	14,014
SHAREHOLDERS' FUNDS	**股東資金**		**25,429**	30,475
NON-CURRENT LIABILITIES	**非流動負債**			
Proceeds of convertible notes received in advance	預收可換股票據所得款項	25	**10,000**	–
Convertible notes	可換股票據	26	**4,000**	4,000
			39,429	34,475

Approved and authorised for issue by the Board of Directors on 28th June, 2004

於二零零四年六月二十八日經董事會批准及授權發行

Lin Chien Hsin	**Wong Hoi Wong**
林建新	**王凱煌**
Director	*Director*
董事	*董事*


Linux

Balance Sheet 資產負債表

At 31st March, 2004 *於二零零四年三月三十一日*

		Note 附註	**2004 二零零四年 HK$'000 千港元**	2003 二零零三年 HK$'000 千港元
NON-CURRENT ASSETS	**非流動資產**			
Fixed assets	固定資產	12	**82**	142
Interests in subsidiaries	所佔附屬公司之權益	13	**38,702**	31,382
			38,784	31,524
CURRENT ASSETS	**流動資產**			
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**1,120**	1,037
Cash and bank balances	現金及銀行結存		**5**	28
			1,125	1,065
DEDUCT:	**減：**			
CURRENT LIABILITIES	**流動負債**			
Other payable and accruals	其他應付款項及應計款項		**527**	380
Amount due to a director	應付一名董事款項	21	**49**	238
			576	618
NET CURRENT ASSETS	**流動資產淨值**		**549**	447
			39,333	31,971
REPRESENTING: –	**包括：**			
SHARE CAPITAL	**股本**	22	**20,411**	16,461
RESERVES	**儲備**	24	**4,922**	11,510
SHAREHOLDERS' FUNDS	**股東資金**		**25,333**	27,971
NON-CURRENT LIABILITIES	**非流動負債**			
Proceeds of convertible notes received in advance	預收可換股票據所得款項	25	**10,000**	–
Convertible notes	可換股票據	26	**4,000**	4,000
			39,333	31,971

Approved and authorised for issue by the Board of Directors on 28th June, 2004

於二零零四年六月二十八日經董事會批准及授權發行

Lin Chien Hsin	**Wong Hoi Wong**
林建新	**王凱煌**
Director	*Director*
董事	*董事*

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 31st March, 2004 截至二零零四年三月三十一日止年度

		Note 附註	**2004 二零零四年 HK$'000 千港元**	2003 二零零三年 HK$'000 千港元
CASH FLOWS FROM OPERATING ACTIVITIES	**經營業務之現金流量**			
(Loss)/profit before tax	除稅前（虧損）／溢利		**(13,353)**	7,135
Adjustment for:–	調整：			
Interest income	利息收入		**(2)**	(8)
Interest expenses	利息開支		**100**	20
Provision for doubtful debts	呆賬撥備		**13,048**	11,109
Bad debts written off	已撇銷壞賬		**-**	560
Impairment loss of goodwill	商譽減損		**-**	686
Loss on disposal of fixed assets	出售固定資產虧損		**-**	288
Share of profit of a jointly controlled entity	應佔一間共同控制企業溢利		**-**	(99)
Depreciation	折舊		**577**	561
Amortisation	攤銷		**943**	679
Operating profit before working capital changes	營運資金變動前之經營溢利		**1,313**	20,931
Increase in inventories	存貨增加		**(343)**	(285)
Increase in trade receivables	應收賬項增加		**(16,653)**	(37,105)
Decrease/(increase) in other receivables, deposits and prepayments	其他應收款項、按金及預付款項減少／（增加）		**420**	(556)
Decrease/(increase) in amount due from a related company	應收一間有關連公司款項減少／（增加）		**6**	(6)
Decrease in pledged time deposit	已抵押定期存款減少		**-**	300
Increase/(decrease) in trade payables	應付賬項增加／（減少）		**24**	(366)
Increase/(decrease) in other payables, accruals and deposits received	其他應付款項、應計款項及已收按金增加／（減少）		**2,267**	(74)
Increase in amounts due to directors	應付董事款項增加		**746**	3,280
Effect on foreign exchange rate changes	外幣匯率變動之影響		**9**	1
Cash used in operations	經營業務所用現金		**(12,211)**	(13,880)
Interest received	已收利息		**2**	8
NET CASH USED IN OPERATING ACTIVITIES	**經營業務所用現金淨額**		**(12,209)**	(13,872)


Linux

Consolidated Cash Flow Statement *(continued)* 綜合現金流量表（續）

For the year ended 31st March, 2004 截至二零零四年三月三十一日止年度

		Note 附註	**2004 二零零四年 HK$'000 千港元**	2003 二零零三年 HK$'000 千港元
CASH FLOWS FROM INVESTING ACTIVITIES	**投資活動之現金流量**			
Advance to a jointly controlled entity	墊支予一間共同控制企業		**-**	(170)
Payments to acquire fixed assets	添置固定資產之付款		**(654)**	(1,419)
Sales proceeds of fixed assets	出售固定資產所得款項		**8**	105
Product development expenditure incurred	產品開發開支		**(4,113)**	–
Net cash outflow from acquisition of a subsidiary	收購一間附屬公司之現金流出淨額	27	**-**	(48)
NET CASH USED IN INVESTING ACTIVITIES	**投資活動所用現金淨額**		**(4,759)**	(1,532)
CASH FLOWS FROM FINANCING ACTIVITIES	**融資活動之現金流量**			
Proceeds from issue of shares	發行股份所得款項		**9,086**	–
Share issue expenses	股份發行開支		**(788)**	–
Proceeds of convertible notes received in advance	預收可換股票據所得款項		**10,000**	–
Issue of convertible notes	發行可換股票據		**-**	4,000
Repurchase of shares	購回股份		**-**	(1,999)
NET CASH FROM FINANCING ACTIVITIES	**融資活動之現金淨額**		**18,298**	2,001
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**現金及現金等值項目增加／（減少）淨額**		**1,330**	(13,403)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**於年初之現金及現金等值項目**		**1,212**	14,615
CASH AND CASH EQUIVALENTS AT 31ST MARCH	**於三月三十一日之現金及現金等值項目**		**2,542**	1,212
ANALYSIS OF CASH AND CASH EQUIVALENTS	**現金及現金等值項目分析**			
Cash and bank balances	現金及銀行結存		**2,542**	1,212

Consolidated Statement of Changes in Equity

綜合股本變動表

For the year ended 31st March, 2004

截至二零零四年三月三十一日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元 (Note 24(i)) (附註24(i))	Exchange reserve 匯兌儲備 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1.4.2002	於二零零二年四月一日	16,545	19,573	–	360	5	(11,145)	25,338
Repurchase of shares	購回股份	(84)	(1,915)	84	–	–	(84)	(1,999)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	換算海外附屬公司財務報表之匯兌調整	–	–	–	–	1	–	1
Profit attributable to shareholders	股東應佔溢利	–	–	–	–	–	7,135	7,135
At 31.3.2003 and 1.4.2003	於二零零三年三月三十一日及二零零三年四月一日	16,461	17,658	84	360	6	(4,094)	30,475
Rights issue of shares	供股事項	3,950	5,136	–	–	–	–	9,086
Share issue expenses	股份發行開支	–	(788)	–	–	–	–	(788)
Exchange adjustment on translation of the financial statements of foreign subsidiaries	換算海外附屬公司財務報表之匯兌調整	–	–	–	–	9	–	9
Loss attributable to shareholders	股東應佔虧損	–	–	–	–	–	(13,353)	(13,353)
At 31.3.2004	**於二零零四年三月三十一日**	**20,411**	**22,006**	**84**	**360**	**15**	**(17,447)**	**25,429**

1. CORPORATE INFORMATION

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 6th December, 2000.

The shares of the Company were listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "GEM") on 27th July, 2001.

On 11th October, 2002, the United States Securities and Exchange Commission approved the establishment of Level 1 American Depository Receipt ("ADR") program for the Company's shares in the United States of America.

1. 企業資料

本公司於二零零零年十二月六日根據開曼群島公司法(一九六一年第3號法例第22章，經綜合及修訂)在開曼群島註冊成立為獲豁免有限公司。

本公司股份於二零零一年七月二十七日在香港聯合交易所有限公司創業板(「創業板」)上市。

二零零二年十月十一日，美國證券交易委員會批准就本公司股份於美國設立第一級美國證券存托憑證(「ADR」)計劃。

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:–

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") and are prepared under the historical cost convention.

In the current year, the Group adopted SSAP 12 (revised) "Income taxes" issued by the HKSA which is effective for the current year's financial statements.

2. 主要會計政策

編製財務報表時所採納之主要會計政策載列如下：

(a) 編製基準

財務報表根據香港公認會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒布之會計實務準則(「會計實務準則」)。財務報表乃按歷史成本慣例編製。

於本年度，本集團採納由香港會計師公會頒布之會計實務準則第12號(經修訂)「所得稅」，並於本年度之財務報表有效。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Basis of preparation *(continued)*

The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits, with limited exceptions. The adoption of SSAP 12 (revised) had no significant effect on the results for the current or prior accounting periods.

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

2. 主要會計政策 *(續)*

(a) **編製基準** *(續)*

實行會計實務準則第12號(經修訂)之主要影響在於遞延稅項。於過往年度，遞延稅項乃以收益表負債法作部分撥備，即於產生暫時性差異時確認負債，惟暫時性差異在可見將來預期不會轉回之情況例外。會計實務準則第12號(經修訂)規定採用資產負債表負債法，除有限情況外，應就資產及負債在財務報表內之賬面值與其於計算應課稅溢利中所使用之相關稅基兩者之暫時性差異作出遞延稅項之準備。採納會計實務準則第12號(經修訂)對本期及過往會計期間之業績並無重大影響。

(b) **綜合基準**

綜合財務報表載有本公司及其附屬公司截至每年三月三十一日止之財務報表。

於年內收購或出售之附屬公司業績已由實際收購日期起或截至實際出售日期止(按適用情況而定)計入綜合收益表內。集團內公司間所有重大交易及結餘已於綜合賬目時對銷。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Goodwill

Goodwill represents the excess of the purchase consideration over the attributable share of the fair value of separable net assets of a subsidiary at the date of acquisition. Goodwill is stated in the consolidated balance sheet at cost less aggregate amortisation and any impairment losses.

Amortisation is calculated on a straight line basis over its estimated useful life of not more than 20 years.

(d) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

2. 主要會計政策 *(續)*

(c) 商譽

商譽指購入代價超出收購當日應佔附屬公司可劃分資產淨值之公平價值之差額。商譽按成本減累計攤銷及任何減損於綜合資產負債表列賬。

攤銷以直線法按不超過20年估計可用年期基準計算。

(d) 分類申報

分類指本集團可區分為從事提供產品或服務（業務分類），或於指定經濟環境提供產品或服務（地區分類）之部分，而該等分類與其他分類之風險及回報各有不同。

分類收入、開支、業績、資產及負債包括分類直接應佔項目，並可按合理基準分配至該分類。分類收入、開支、資產及負債於對銷集團內公司間結餘及集團內公司間交易（綜合賬目程序之一）前釐定，惟屬於單一分類的集團內公司間之結餘及交易則除外。

分類資本開支指期內購買而預期可使用超過一個期間之有形及無形分類資產所產生成本總額。

2. **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(d) Segment reporting *(continued)*

Unallocated items mainly comprise financial and corporate assets, borrowings, corporate and financing expenses.

(e) Revenue recognition

Distribution income of Linux based software products developed by the Group is recognised when the right to receive payment is established.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

Income from training service is recognised over the period of training.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

2. **主要會計政策** *(續)*

(d) **分類申報** *(續)*

未分配項目主要包括財務及企業資產、借貸、企業及財務開支。

(e) **收入確認**

分銷本集團所開發之Linux軟件產品所得收入於收取款項之權利確立時確認。

銷售貨品所得收入於貨品擁有權之重大風險及回報已轉歸買方時確認。

培訓服務所得收入於培訓期間確認。

利息收入乃按時間比例基準並計及尚餘本金額及適用利率計算確認。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Fixed assets and depreciation

Fixed assets are stated at cost less aggregate depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss on disposal of the fixed assets representing the difference between the net sales proceeds and the carrying amounts of the relevant assets is recognised in the income statement.

Depreciation is calculated to write down the costs of fixed assets to their estimated residual values on a straight line basis over the following estimated useful lives:–

Computer equipment	–	3 years
Office equipment	–	3 years to 7 years
Furniture and fixtures	–	5 years to 7 years

2. 主要會計政策 *(續)*

(f) 固定資產及折舊

固定資產乃按成本減折舊及減損總額入賬。資產成本包括購買價及資產達致現行運作狀況及地點作擬定用途之任何直接應佔成本。資產投入運作後產生之支出如維修保養費於產生期間自收益表扣除。倘有跡象清楚顯示有關支出導致運用該資產預期獲得之經濟效益有所增加，則有關支出將撥充資本，作為該資產之額外成本。

固定資產出售損益指銷售所得款項淨額與有關資產賬面值之差額，於收益表確認。

折舊乃按下列估計可用年期以直線法攤銷固定資產成本至其估計剩餘價值而計算：

電腦設備	–	3年
辦公室設備	–	3年至7年
傢俬及裝置	–	5年至7年

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Subsidiaries

A subsidiary is an enterprise over which the Company has control either directly or indirectly. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities.

Investments in subsidiaries are stated in the Company's balance sheet at cost less any impairment losses. Income from subsidiaries is recognised in the Company's financial statements on the basis of dividends declared by the subsidiaries.

(h) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using a straight line basis over the expected economic useful lives of the products, subject to a maximum period of five years commencing in the year when the products are put into commercial production.

2. 主要會計政策（續）

(g) 附屬公司

附屬公司指本公司可直接或間接控制的企業。控制權指有權監管公司之財政及經營政策，從而於其業務中獲益。

於附屬公司之投資按成本減任何減損於本公司資產負債表列賬，附屬公司所得收入則按附屬公司所宣派股息於本公司財務報表中確認。

(h) 研究及開發成本

所有研究成本於產生時在收益表中扣除。

開發新產品項目產生之開支撥充資本，僅於項目可清晰界定、支出可個別識別並可靠計算、可合理確定項目在技術上可行及產品有商業價值時方以遞延計算，不符合上述標準之產品開發開支於產生時列作開支。

遞延開發成本按直線法於產品估計可用經濟年期攤銷，而期限為產品商業投產年度起計不超過五年。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(k) Leases

Leases are classified as finance leases whenever the terms of the leases transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

2. 主要會計政策（續）

(i) 資產減損

於每個結算日審閱本集團資產之賬面值，以釐定資產有否出現任何減損跡象。倘出現任何該等跡象，則估計資產之可收回款額。倘資產或其現金產生單位之賬面值超出其可收回數額，減損即予確認。減損於收益表中確認。

(j) 存貨

存貨乃按成本值與可變現淨值兩者中之較低者入賬。成本乃按加權平均法釐定，並計入一切購買成本及將存貨運抵現址及達致現況所產生之其他成本。可變現淨值指於日常業務中之估計售價減完成銷售之估計所需成本。

(k) 租賃

所有權之絕大部分風險及回報按租賃條款轉歸承租人之租賃列作融資租賃，所有其他租賃則列作經營租賃。

經營租賃之應付租金按直線法於有關租賃期於收益表內扣除。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(l) Employee benefits

Salaries, annual bonuses, annual leave entitlements and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Obligations for contributions to retirement plans, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance and the People's Republic of China (the "PRC") central pension scheme, are recognised as an expense in the income statement as incurred.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

When the Group grants employees options to acquire shares of the Company for nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(m) Convertible notes

Convertible notes are separately disclosed and regarded as liabilities unless conversion actually occurs. The associated finance cost is recognised in the income statement on an accrual basis while the associated costs of issue are charged immediately to the income statement when it is incurred.

2. 主要會計政策 *(續)*

(l) 僱員福利

薪金、年度花紅、年假及其他非貨幣福利之成本於本集團僱員提供有關服務之年內計提。

退休計劃供款於須予支付時在收益表列賬為開支，包括根據香港強制性公積金計劃條例及中華人民共和國（「中國」）中央退休金計劃應付供款。

解僱福利於（亦僅於）本集團明確解僱僱員或提供福利作為自願離職補償時確認，惟需有詳細正式計劃，而無可予撤回之可能性。

倘若本集團以零代價授予僱員購買本公司股份的購股權，則不會於授出當日確認為僱員福利開支或承擔。一旦行使購股權，股本會按已收之款額增加。

(m) 可換股票據

可換股票據會獨立披露，並視作負債，直至實際作出兑換。有關融資成本以應計款項之基準於收益表確認；而有關發行開支則於其產生後隨即於收益表扣除。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(o) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future event not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

2. 主要會計政策（續）

(n) 撥備

倘本集團因過去發生事件而出現法定或推定責任且極有可能須以經濟利益流出抵銷責任，則於資產負債表中確認撥備。倘構成重大影響，撥備則按除税前比率折算預期日後現金流量而釐定，比率能反映現有市場對款項時間價值及（倘適用）負債具體風險之評估。

(o) 或然負債

或然負債指因過去發生事件而可能引致之責任，且僅於並非本集團控制範圍以內之一項或多項不確定之日後事件發生或不會發生時確定出現。或然負債亦指因過往發生事件而引致之現有責任，除非經濟資源流出的可能性極微或責任之數額不能可靠計算，否則均予確認。

或然負債不予確認，惟於財務報表附註中披露。倘流出之可能性出現變動導致流出有可能出現，則就或然負債確認為撥備。

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(p) Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Differences on foreign currency translation are dealt with in the income statement.

The consolidated financial statements are prepared by using the net investment method such that the balance sheets of the Company's overseas subsidiaries are translated in Hong Kong dollars at the market exchange rate ruling at the balance sheet date,.while their income statements are translated at the average exchange rate for the year. Any exchange differences arising on such translation are dealt with in the exchange reserve.

(q) Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

2. 主要會計政策（續）

(p) 外幣換算

年內，外幣交易按交易日之匯率換算為港元。以外幣結算之貨幣資產及負債均按結算日之市場匯率換算為港元。外幣換算差額撥入收益表內處理。

綜合財務報表以投資淨額方法編製，據此，本公司海外附屬公司之資產負債表按結算日之市場匯率換算為港元，而收益表則按年內平均匯率換算。此等換算所產生之任何匯兑差額均入匯兑儲備處理。

(q) 所得税

所得税支出乃當期應付税項及遞延税項之總額。

當期應付税項是根據當年應課税溢利計算。應課税溢利跟收益表內列報之純利有所不同，因為其並不包括在其他年度內之應課税收入及可扣税支出，也不包括不需課税及不可扣税之收益表項目。


Linux

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(q) Income tax *(continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2. 主要會計政策 *(續)*

(q) 所得稅 *(續)*

遞延稅項是由於財務報表中資產及負債之賬面金額與其用於計算應課稅溢利之相應稅基之間的差額所產生之預期應付或可收回稅項。遞延稅項採用資產負債表負債法核算。一般情況下，所有應課稅暫時性差異產生之遞延稅項負債均予確認，而遞延稅項資產則只能在未來應課稅溢利足以用作抵銷可抵扣暫時性差異之限度內，才予以確認。如果暫時性差異是由商譽（或負商譽），或在不影響應課稅溢利及會計溢利之交易（除了企業合併）中之其他資產及負債之初始確認下產生，則該等遞延稅項資產及負債不予確認。

遞延稅項資產之賬面值於各結算日進行覆核。若無足夠未來應課稅溢利以收回部份或全部遞延稅項資產，則按不能轉回之部份扣減遞延稅項資產。

遞延稅項乃按預期於實現資產或清償負債時之當期所得稅率計算。遞延稅項會被扣除或計入在收益表內，但與直接記入股本項目有關之遞延稅項則計算於股本內。

2. **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(s) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3. **SEGMENT INFORMATION**

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:–

(a) the software development segment engages in development and sales of Linux based software products;

2. **主要會計政策** *(續)*

(r) 有關連人士

倘任何一方可直接或間接控制另一方或可在作出財務及營運決策方面對另一方行使重大影響力，或倘雙方共同受他人控制或受制於重大共同影響力，則此等人士被視為有關連人士。

(s) 現金等值項目

現金等值項目指可隨時轉換為已知數額現金之高度流通短期投資，且價值變動風險不大。

3. **分類資料**

分類資料以兩種分類基準呈報：(i)按業務分類之主要分類呈報基準；及(ii)按地域分類之次要分類呈報基準。

本集團經營之業務根據其業務性質及所提供產品和服務劃分架構，並獨立管理。本集團各業務分類指提供產品及服務之策略業務單位，並與其他業務分類之風險及回報不同。業務分類詳情概述如下：

(a) 軟件開發分類，從事Linux軟件產品之開發及銷售；

3. SEGMENT INFORMATION *(continued)*

(b) the computer products segment engages in B2B e-commerce in respect of trading of computer products; and

(c) the training service segment engages in the provision of training services on Linux based software.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

3. 分類資料 *(續)*

(b) 電腦產品分類，以商業對商業之電子商貿方式從事電腦產品買賣；及

(c) 培訓服務分類，提供Linux軟件之培訓服務。

就釐定本集團之地域分類而言，收入乃按客戶所在地劃分，資產則按資產所在地劃分。

3. SEGMENT INFORMATION (continued) 3. 分類資料（續）

(a) Business segments (a) 業務分類

The following tables present revenue, (loss)/profit and certain assets, liabilities and expenditure information for the Group's business segments.

下表載列本集團按業務劃分之收入、（虧損）／溢利和若干資產、負債及開支資料。

		Software development 軟件開發		Computer products 電腦產品		Training services 培訓服務		Consolidated 綜合	
		2004 二零零四年	2003 二零零三年	**2004 二零零四年**	2003 二零零三年	**2004 二零零四年**	2003 二零零三年	**2004 二零零四年**	2003 二零零三年
		HK$'000 千港元	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元
Segment revenue:-	分類收入：								
Sales to external customers	銷售予外界客戶	**18,323**	47,776	**15,052**	16,376	**4,040**	-	**37,415**	64,152
Segment results	分類業績	**(3,047)**	19,452	**(5,400)**	(9,065)	**(4,200)**	-	**(12,647)**	10,387
Interest income	利息收入							**2**	8
Unallocated income	未分配收入							**744**	414
Unallocated expenses	未分配開支							**(1,352)**	(3,753)
(Loss)/profit from operations	經營（虧損）／溢利							**(13,253)**	7,056
Finance costs	融資成本							**(100)**	(20)
Share of profit of a jointly controlled entity	應佔一間共同控制企業溢利	**-**	99	**-**	-	**-**	-	**-**	99
(Loss)/profit before tax	除稅前（虧損）／溢利							**(13,353)**	7,135
Tax	稅項							**-**	-
(Loss)/profit attributable to shareholders	股東應佔（虧損）／溢利							**(13,353)**	7,135

3. SEGMENT INFORMATION *(continued)* 3. 分類資料（續）

(a) Business segments *(continued)* (a) 業務分類（續）

		Software development 軟件開發		Computer products 電腦產品		Training services 培訓服務		Unallocated 未分配		Consolidated 綜合	
		2004 二零零四年	2003 二零零三年	**2004 二零零四年**	2003 二零零三年	**2004 二零零四年**	2003 二零零三年	**2004 二零零四年**	2003 二零零三年	**2004 二零零四年**	2003 二零零三年
		HK$'000 千港元	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元	**HK$'000 千港元**	HK$'000 千港元
Segment assets	分類資產	**38,907**	33,958	**5,632**	4,674	**2,706**	-	**-**	-	**47,245**	38,632
Unallocated assets	未分配資產	**-**	-	**-**	-	**-**	-	**1,227**	1,749	**1,227**	1,749
Total assets	資產總值	**38,907**	33,958	**5,632**	4,674	**2,706**	-	**1,227**	1,749	**48,472**	40,381
Segment liabilities	分類負債	**17,666**	7,209	**2,648**	1,123	**578**	-	**-**	-	**20,892**	8,332
Unallocated liabilities	未分配負債	**-**	-	**-**	-	**-**	-	**2,151**	1,574	**2,151**	1,574
Total liabilities	負債總值	**17,666**	7,209	**2,648**	1,123	**578**	-	**2,151**	1,574	**23,043**	9,906
Other segment information:-	其他分類資料：										
Depreciation	折舊	**113**	358	**110**	92	**296**	-	**58**	111	**577**	561
Amortisation	攤銷	**762**	504	**146**	175	**35**	-	**-**	-	**943**	679
										1,520	1,240
Capital expenditure	資本開支	**3,964**	927	**290**	458	**572**	-	**-**	89	**4,826**	1,474

3. SEGMENT INFORMATION (continued) 分類資料（續）

(b) Geographical segments 地域分類

The following tables present revenue, assets and expenditure information for the Group's geographical segments.

下表載列本集團按地域劃分之收入、資產及開支資料。

	Hong Kong 香港		Taiwan 台灣		PRC 中國		USA 美國		Others 其他地區		Consolidated 綜合	
	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
Segment revenue:- 分類收入：												
Sales to external customers 銷售予外界客戶	**1,183**	7,030	**18,334**	48,148	**3,191**	303	**5,180**	1,542	**9,527**	7,129	**37,415**	64,152
Other segment information:- 其他分類資料：												
Segment assets 分類資產	**40,115**	35,063	**4,907**	1,530	**2,319**	3,562	**-**	-	**1,131**	226	**48,472**	40,381
Capital expenditure 資本開支	**3,892**	157	**849**	446	**85**	781	**-**	-	**-**	90	**4,826**	1,474


Linux

4. TURNOVER AND REVENUE

Turnover represents the invoiced value of computer products sold and Group's Linux based software products distributed and training income, after allowances for returns and discounts and net of value-added tax.

An analysis of turnover and other revenue is set out below:–

4. 營業額及收入

營業額指經扣除退貨及折扣，並減去增值稅後，售出電腦產品及分銷本集團 Linux 軟件產品及培訓收入之發票值。

營業額及其他收入分析如下：

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
Turnover:–	營業額：		
Distribution of Group's Linux based software products	分銷本集團 Linux 軟件產品	**18,323**	47,776
Sales of computer products	銷售電腦產品	**15,052**	16,376
Training income	培訓收入	**4,040**	–
		37,415	64,152
Other revenue:–	其他收入：		
Interest income	利息收入	**2**	8
Sundry income	雜項收入	**744**	414
		746	422
Total revenue	收入總額	**38,161**	64,574

5. (LOSS)/PROFIT BEFORE TAX 5. 除稅前（虧損）／溢利

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
(Loss)/profit before tax is arrived at after charging/(crediting):–	除稅前（虧損）／溢利經扣除／（計入）下列各項：		
Cost of inventories sold	已售存貨成本	**15,032**	15,033
Cost of services rendered	提供服務成本	**818**	–
Depreciation	折舊	**636**	561
Less: Amounts capitalised as product development costs	減：按產品開發成本撥充資本之金額	**(59)**	–
		577	561
Amortisation of product development costs	產品開發成本攤銷	**943**	679
Minimum operating lease payments:–	經營租賃之最低租賃款額：		
Land and buildings	土地及樓宇	**2,043**	3,130
Servers	伺服器	**27**	23
		2,070	3,153
Less: Amounts capitalised as product development costs	減：按產品開發成本撥充資本之金額	**(255)**	–
		1,815	3,153
Auditors' remuneration	核數師酬金	**200**	228
Staff costs (excluding directors' emoluments):–	員工成本（不包括董事酬金）：		
Salaries and other benefits	薪金及其他福利	**12,483**	12,608
Pension contributions	退休金供款	**481**	342
		12,964	12,950
Less: Amounts capitalised as product development costs	減：按產品開發成本撥充資本之金額	**(2,197)**	–
		10,767	12,950
Impairment loss of goodwill	商譽減損	**–**	686
Interest on convertible notes	可換股票據利息	**100**	20
Provision for doubtful debts	呆賬撥備	**13,048**	11,109
Bad debts written off	已撇銷壞賬	**–**	560
Loss on disposal of fixed assets	出售固定資產虧損	**–**	288
Net exchange loss/(gain)	匯兌虧損／（收益）淨額	**207**	(9)

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS 6. 董事及僱員酬金

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
(a) Directors	(a) 董事		
Executive directors:–	執行董事：		
Fees	袍金	**-**	-
Other emoluments	其他酬金		
Salaries and other benefits	薪金及其他福利	**1,622**	1,927
Pension contributions	退休金供款	**12**	14
		1,634	1,941
Independent non-executive directors:–	獨立非執行董事：		
Fees	袍金	**120**	180
Total directors' emoluments	董事酬金總額	**1,754**	2,121

During the year, one (2003: one) of the executive directors did not receive any emoluments. The other two (2003: two) executive directors received emoluments of approximately HK$1,127,000 (2003: HK$1,039,000), and HK$507,000 (2003: HK$468,000) respectively. The executive director resigned in 2003 received emoluments of HK$434,000 in the previous year. The newly appointed independent non-executive director received emoluments of HK$15,000. The other two (2003: two) independent non-executive directors received emoluments of HK$60,000 (2003: HK$90,000) and HK$45,000 (2003: HK$90,000) respectively.

年內，一名(二零零三年：一名)執行董事並無收取任何酬金。另外兩名（二零零三年：兩名）執行董事分別收取酬金約1,127,000港元（二零零三年：1,039,000港元）及507,000港元（二零零三年：468,000港元）。於二零零三年退任之執行董事上年度收取酬金434,000港元。新委任之獨立非執行董事收取酬金15,000港元。其他兩名(二零零三年：兩名)獨立非執行董事則分別收取酬金60,000港元（二零零三年：90,000港元）及45,000港元（二零零三年：90,000港元）。

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(continued)* 6. 董事及僱員酬金（續）

(a) Directors *(continued)* (a) 董事（續）

The emoluments of the directors were within the following bands:–

董事酬金介乎以下範圍：

		Number of directors 董事人數	
		2004 二零零四年	2003 二零零三年
Nil to HK$1,000,000	零至1,000,000港元	**5**	5
HK$1,000,001 to HK$1,500,000	1,000,001至 1,500,000港元	**1**	1

(b) Five highest paid employees (b) 五名最高薪僱員

During the year, the five highest paid employees included two (2003: three) executive directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining three (2003: two) highest paid employees were as follows:–

年內，五名最高薪僱員包括兩名（二零零三年：三名）本公司執行董事，其酬金詳情載於上文。其餘三名（二零零三年：兩名）最高薪僱員之酬金如下：

		2004 二零零四年	2003 二零零三年
		HK$'000 千港元	*HK$'000 千港元*
Salaries and other benefits	薪金及其他福利	**747**	1,079
Pension contributions	退休金供款	**30**	19
		777	1,098

6. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(continued)* 6. 董事及僱員酬金（續）

(b) Five highest paid employees *(continued)* (b) 五名最高薪僱員（續）

The emoluments of the employees were within the following band:–

僱員酬金介乎以下範圍：

	Number of employees 僱員人數	
	2004 二零零四年	2003 二零零三年
Nil to HK$1,000,000 零至1,000,000港元	**3**	2

No emoluments were paid by the Group to the five highest paid employees, including directors of the Company, as an inducement to join or upon joining the Group or as compensation for loss of office.

本集團並無向五名最高薪僱員（包括本公司董事）支付任何作為招攬加入或加入本集團之獎勵或離職補償之酬金。

7. PENSION SCHEME 7. 退休金計劃

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of those employees who are eligible to participate in the scheme. The MPF Scheme has operated since 1st December, 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

本集團根據強制性公積金計劃條例，為其所有合資格參與計劃之僱員提供定額強制性公積金退休福利計劃（「強積金計劃」）。強積金計劃自二零零零年十二月一日起生效。本集團按僱員基本薪金百分比作出供款，於須根據強積金計劃規則作出供款時在收益表內扣除。強積金計劃之資產存於獨立管理基金，與本集團資產分開持有。本集團就強積金計劃作出之僱主供款全數歸僱員所有。

7. PENSION SCHEME *(continued)*

The employees of the Company's subsidiaries which operate in the PRC are required to participate in a central pension scheme operated by the local municipal government. The PRC subsidiaries are required to contribute a percentage of its payroll costs to the central pension scheme. The central pension scheme is responsible for the entire pension obligations payable to all retired employees and the Group has no further obligations for the pension payments on post-retirement benefits beyond the annual contributions.

During the year, the Group made pension contributions of HK$489,000 (2003: HK$356,000).

7. 退休金計劃 *(續)*

於中國經營之本公司附屬公司之僱員須參與由當地市政府運作之中央退休金計劃。該等中國附屬公司須按薪金百分比向中央退休金計劃作出供款。中央退休金計劃須支付全體已退休僱員之所有退休金。本集團毋須就年度供款以外之退休後福利負責。

年內，本集團作出退休金供款489,000港元（二零零三年：356,000港元）。


Linux

8. TAX 8. 稅項

(a) No provision for profits tax has been made as the Group has no assessable profits for the year.

(a) 由於本集團於本年度並無應課稅溢利，故並無就利得稅作出撥備。

		2004 **二零零四年** **HK$'000** **千港元**	2003 二零零三年 *HK$'000* *千港元*
Tax (income)/expense for the year can be reconciled as follows:–	本年度稅項（收入）／支出對賬如下：		
(Loss)/profit before tax	除稅前（虧損）／溢利	**(13,353)**	7,135
Tax effect at Hong Kong profits tax rate of 17.5% (2003: 16%)	按17.5%（二零零三年：16%）之香港利得稅稅率計算之稅務影響	**(2,337)**	1,142
Tax effect of non-deductible expenses/tax exempt revenue	不可扣稅開支／免稅收入之稅務影響	**692**	(4,048)
Tax effect of unrecognised general provision for doubtful debts	就未確認呆賬作一般撥備之稅務影響	**270**	584
Tax effect of unrecognised tax losses	未確認稅項虧損之稅務影響	**1,599**	2,324
Tax effect of utilisation of unrecognised tax losses	動用未確認稅項虧損之稅務影響	**(223)**	(30)
Tax effect of unrecognised (accelerated)/decelerated tax allowances	未確認（加速）／減速免稅額之稅務影響	**(1)**	28
Tax (income)/expense	稅項（收入）／支出	**-**	-

8. TAX *(continued)* 8. 稅項（續）

(b) The components of unrecognised deductible/(taxable) temporary differences are as follows:–

(b) 未確認可扣稅／（應課稅）暫時性差異如下：

		2004 **二零零四年** **HK$'000** **千港元**	2003 二零零三年 HK$'000 千港元
Deductible temporary differences *(Note (i))*	可扣稅暫時性差異 *（附註（i））*		
Unutilised tax losses	未動用稅項虧損	**35,208**	27,350
Decelerated tax allowances	減速免稅額	**43**	32
General provision for doubtful debts	呆賬一般撥備	**5,193**	3,649
		40,444	31,031
Taxable temporary differences *(Note (ii))*	應課稅暫時性差異 *（附註（ii））*		
Accelerated tax allowances	加速免稅額	**(90)**	(49)
		40,354	30,982

Notes:

(i) Deductible temporary differences have not been recognised in these financial statements owing to the absence of objective evidence in respect of the availability of sufficient taxable profits that are expected to arise to offset against the deductible temporary differences.

The unutilised tax losses accumulated in the PRC and Taiwan subsidiaries amounted to HK$17,493,000 (2003: HK$10,735,000) would expire in five years from the respective year of loss. The unutilised tax losses accumulated in the Hong Kong subsidiaries amounted to HK$17,715,000 (2003: HK$16,615,000) can be carried forward indefinitely.

(ii) Taxable temporary differences have not been recognised in these financial statements owing to immateriality.

附註：

(i) 由於缺乏客觀憑證以證實預期產生之應課稅溢利足以抵銷可扣稅之暫時性差異，故此並無於財務報表內確認可扣稅暫時性差異。

中國及台灣附屬公司累積之未動用稅項虧損17,493,000港元（二零零三年：10,735,000港元）將於各自之虧損年度起五年內期滿。香港附屬公司累積之未動用稅項虧損17,715,000港元（二零零三年：16,615,000港元）則可無限期結轉。

(ii) 由於應課稅暫時性差異並不重大，故此並無於財務報表內確認此項目。

9. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the Group's (loss)/profit attributable to shareholders, a loss of HK$10,936,000 (2003: HK$4,312,000) has been dealt with in the financial statements of the Company.

9. 股東應佔（虧損）／溢利

在股東應佔本集團(虧損)／溢利中，10,936,000港元（二零零三年：4,312,000港元）虧損於本公司財務報表內處理。

10. DIVIDEND

No dividend has been paid or declared by the Company during the year.

10. 股息

本公司於本年度未曾派發或宣派任何股息。

11. (LOSS)/EARNINGS PER SHARE

The calculation of the basic and diluted (loss)/earnings per share for the year is based on the following data:–

11. 每股（虧損）／盈利

於本年度，每股基本及攤薄(虧損)／盈利乃根據以下數據計算：

		2004 **二零零四年** ***HK$'000*** ***千港元***	2003 二零零三年 *HK$'000* *千港元*
(Loss)/earnings for the purpose of calculating basic earnings per share	計算每股基本盈利的（虧損）／盈利	**(13,353)**	7,135
Effect of dilutive potential ordinary shares:–	潛在攤薄普通股的影響：		
Interest on convertible notes	可換股票據利息	**83**	20
(Loss)/earnings for the purpose of calculating diluted earnings per share	計算每股攤薄盈利的（虧損）／盈利	**(13,270)**	7,155

11. (LOSS)/EARNINGS PER SHARE *(continued)* 11. 每股（虧損）／盈利（續）

		2004	2003
		二零零四年	二零零三年
		No. of shares	*No. of shares*
		股數	*股數*
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	計算每股基本盈利的普通股加權平均股數	**1,817,681,993**	1,649,251,000
Effects of dilutive potential ordinary shares:–	潛在攤薄普通股的影響：		
Convertible notes	可換股票據	**104,826,959**	20,274,000
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	計算每股攤薄盈利的普通股加權平均股數	**1,922,508,952**	1,669,525,000

The share options have no dilutive effect for the year because the exercise price of the Company's share options was higher than the average market price of the shares during the year.

於本年度，購股權並無攤薄影響，因為本公司購股權的行使價高於本年度股份平均市價。



12. FIXED ASSETS 12. 固定資產

(i) The Group (i) 本集團

		Computer equipment 電腦設備 HK$'000 千港元	Office equipment 辦公室設備 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Total 總計 HK$'000 千港元
Cost:–	成本：				
At 1st April, 2003	於二零零三年四月一日	1,099	856	349	2,304
Additions	添置	184	370	100	654
Disposals	出售	–	(13)	–	(13)
At 31st March, 2004	**於二零零四年三月三十一日**	**1,283**	**1,213**	**449**	**2,945**
Aggregate depreciation:–	累計折舊：				
At 1st April, 2003	於二零零三年四月一日	434	209	58	701
Charge for the year	本年度折舊	335	108	193	636
Written back on disposals	出售撥回	–	(5)	–	(5)
At 31st March, 2004	**於二零零四年三月三十一日**	**769**	**312**	**251**	**1,332**
Net book value:–	賬面淨值：				
At 31st March, 2004	**於二零零四年三月三十一日**	**514**	**901**	**198**	**1,613**
At 31st March, 2003	於二零零三年三月三十一日	665	647	291	1,603

12. FIXED ASSETS *(continued)* 12. 固定資產（續）

(ii) The Company (ii) 本公司

	Computer equipment 電腦設備 HK$'000 千港元	Office equipment 辦公室設備 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Total 總計 HK$'000 千港元
Cost:– 成本：				
At 1st April, 2003 於二零零三年四月一日	135	22	57	214
Disposals 出售	–	(9)	–	(9)
At 31st March, 2004 於二零零四年三月三十一日	**135**	**13**	**57**	**205**
Aggregate depreciation:– 累計折舊：				
At 1st April, 2003 於二零零三年四月一日	56	9	7	72
Charge for the year 本年度折舊	40	5	11	56
Written back on disposals 出售撥回	–	(5)	–	(5)
At 31st March, 2004 於二零零四年三月三十一日	**96**	**9**	**18**	**123**
Net book value:– 賬面淨值：				
At 31st March, 2004 於二零零四年三月三十一日	**39**	**4**	**39**	**82**
At 31st March, 2003 於二零零三年三月三十一日	79	13	50	142

Notes to Financial Statements 財務報表附註

For the year ended 31st March, 2004 截至二零零四年三月三十一日止年度

13. INTERESTS IN SUBSIDIARIES 13. 所佔附屬公司之權益

		2004 **二零零四年** **HK$'000** **千港元**	2003 二零零三年 HK$'000 千港元
Unlisted shares, at cost	非上市股份，按成本	**21**	21
Amounts due from subsidiaries	應收附屬公司款項	**48,284**	31,361
Amount due to a subsidiary	應付附屬公司款項	**(3)**	–
		48,302	31,382
Provision for impairment losses	減損撥備	**(9,600)**	–
		38,702	31,382

The amounts are interest-free, unsecured and have no fixed terms of repayment.

有關款項乃免息、無抵押及並無特定還款期。

13. INTERESTS IN SUBSIDIARIES *(continued)* 13. 所佔附屬公司之權益（續）

The details of the subsidiaries are as follows:–

附屬公司之詳情如下：

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 Directly 直接	Indirectly 間接	Principal activities 主要業務
Thiz Technology Group Holdings Limited (formerly known as Thiz Technology Group (BVI) Holdings Limited) 即時科研集團控股有限公司（前稱 Thiz Technology Group (BVI) Holdings Limited）	British Virgin Islands 英屬處女群島	US$100 100美元	100	–	Investment holding 投資控股
THIZLINUX INC.	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Investment holding 投資控股
THIZBIZ INC.	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Investment holding 投資控股
Thiz.Com Inc.	British Virgin Islands 英屬處女群島	US$200,000 200,000美元	–	100	Investment holding 投資控股
Thiz.Com (Hong Kong) Limited	Hong Kong 香港	HK$10,000 10,000港元	–	100	Investment holding and provision of management services 投資控股及提供管理服務

13. INTERESTS IN SUBSIDIARIES *(continued)* 13. 所佔附屬公司之權益（續）

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 Directly 直接	Indirectly 間接	Principal activities 主要業務
PC Media, Inc.	United States of America 美國	US$50,000 Common stock 50,000美元普通股	–	100	Dormant 暫無業務
Thiz Design Group Limited	Hong Kong 香港	HK$10,000 10,000港元	–	100	Provision of management services 提供管理服務
Thizlinux Laboratory Limited 即時系統科研有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Development and sales of Linux based software products and provision of related training services 開發及銷售Linux軟件產品及提供有關培訓服務
Thizbiz Global Trade Limited 即時貿易網有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Development, sales and distribution of Linux based software and hardware products 開發、銷售及分銷Linux軟硬件產品

13. INTERESTS IN SUBSIDIARIES *(continued)* 13. 所佔附屬公司之權益（續）

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 Directly 直接	Indirectly 間接	Principal activities 主要業務
Thiz Electronics Company Limited 即時電子科技有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Dormant 暫無業務
The Investment Exchange Limited 投資交易所有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Dormant 暫無業務
The Recruitment Database Limited 精英站有限公司	Hong Kong 香港	HK$10,000 10,000港元	–	100	Dormant 暫無業務
Thiz.Com (China) Limited	British Virgin Islands 英屬處女群島	US$1 1美元	–	100	Dormant 暫無業務
Institute of Thiz Technology Limited (formerly known as Thiz Grandmass ERP Systems Limited) 即時科研學院有限公司（前稱即時盛創企業系統有限公司）	Hong Kong 香港	HK$100,000 100,000港元	–	100	Provision of training services on Linux based software 提供Linux軟件之培訓服務


Linux

Notes to Financial Statements 財務報表附註

For the year ended 31st March, 2004 *截至二零零四年三月三十一日止年度*

13. INTERESTS IN SUBSIDIARIES *(continued)* 13. 所佔附屬公司之權益（續）

Name 名稱	Place of incorporation/ registration and operations 註冊成立／註冊及營業地點	Nominal value of issued ordinary shares/ registered capital 已發行普通股／註冊資本面值	Percentage of equity attributable to the Company 本公司應佔股權百分比 *Directly* *直接*	 *Indirectly* *間接*	Principal activities 主要業務
英屬維京群島商即時利尼克斯有限公司臺灣分公司 *	Taiwan 台灣	NT$1,700,000 1,700,000新台幣	–	100	Sales of computer products and Linux based software and hardware products 銷售電腦產品及Linux軟硬件產品
Beijing ThizLinux Software Co, Limited 北京即時利尼克斯軟件有限公司	PRC 中國	US$250,000 250,000美元	–	100	Not yet commenced business 尚未開業
ThizLinux Software (Shenzhen) Company Limited 即時軟件（深圳）有限公司	PRC 中國	US$250,000 250,000美元	–	100	Provision of training services on Linux based software 提供Linux軟件之培訓服務
Beijing Thiz Junye Software Co, Ltd. 北京即時俊業軟件有限公司	PRC 中國	US$150,000 150,000美元	–	100	Provision of training services on Linux based software 提供Linux軟件之培訓服務

* *This subsidiary with turnover amounted to HK$17,545,000 was not audited by PKF, Hong Kong*

* *此附屬公司營業額17,545,000港元，並非由香港梁學濂會計師事務所核數*

14. PRODUCT DEVELOPMENT COSTS 14. 產品開發成本

		HK$'000 千港元
Cost:–	成本：	
At 1.4.2003	於二零零三年四月一日	3,396
Additions	新增	4,172
At 31.3.2004	**於二零零四年三月三十一日**	**7,568**
Aggregate amortisation:–	累計攤銷：	
At 1.4.2003	於二零零三年四月一日	763
Charge for the year	本年度攤銷	943
At 31.3.2004	**於二零零四年三月三十一日**	**1,706**
Net book value:–	賬面淨值：	
At 31.3.2004	**於二零零四年三月三十一日**	**5,862**
At 31.3.2003	於二零零三年三月三十一日	2,633

15. GOODWILL 15. 商譽

		HK$'000 千港元
Cost:–	成本：	
At 1.4.2003 and 31.3.2004	**於二零零三年四月一日及二零零四年三月三十一日**	**686**
Aggregate impairment:–	減損總額：	
At 1.4.2003 and 31.3.2004	**於二零零三年四月一日及二零零四年三月三十一日**	**(686)**
Net book value:–	賬面淨值：	
At 31.3.2003 and 31.3.2004	**於二零零三年三月三十一日及二零零四年三月三十一日**	**-**



16. INVENTORIES 16. 存貨

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
Linux based software products package	Linux 軟件產品套裝	**645**	302

17. TRADE RECEIVABLES 17. 應收賬項

The Group's trading terms with its customers are mainly on a cash-on-delivery basis, except for major customers, where an average credit period of 30 days is normally given.

本集團與客戶之交易條款主要為貨到付款，主要客戶則一般給予平均30日之信貸期。

The following is an aged analysis of trade receivables (net of provision) at the balance sheet date:-

於結算日之應收賬項（扣除撥備）之賬齡分析如下：

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
0 – 30 days	0至30日	**86**	3,902
31 – 60 days	31至60日	**57**	3,928
61 – 90 days	61至90日	**-**	3,904
91 – 180 days	91至180日	**103**	11,509
181 – 360 days	181至360日	**10,194**	8,044
Over 360 days	360日以上	**24,452**	–
		34,892	31,287

18. AMOUNT DUE FROM A RELATED COMPANY

The amount was interest-free, unsecured and fully repaid during the year.

18. 應收一間有關連公司款項

有關款項乃免息、無抵押及於本年內已全數償還。

19. CASH AND BANK BALANCES

At 31st March, 2004, included in the Group's cash and bank balances were amounts of approximately HK$804,000 (2003: HK$238,000) denominated in Renminbi ("RMB") and kept in the PRC. RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

19. 現金及銀行結存

於二零零四年三月三十一日，本集團之現金及銀行結存中約804,000港元(二零零三年：238,000港元)以人民幣(「人民幣」)結算，並存放於中國。人民幣不可自由兑換其他貨幣，然而，根據中國外匯管理規定及結匯、售匯及付匯管理規定，本集團可透過獲授權進行外匯業務之銀行兑換人民幣為其他貨幣。

20. TRADE PAYABLES

The following is an aged analysis of trade payables at the balance sheet date:–

20. 應付賬項

於結算日之應付賬項之賬齡分析如下：

		2004 二零零四年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元
0 – 30 days	0至30日	**405**	16
31 – 60 days	31至60日	**3**	524
181 – 360 days	181至360日	**156**	–
		564	540

21. AMOUNTS DUE TO DIRECTORS

The amounts are interest-free, unsecured and repayable on demand.

21. 應付董事款項

有關款項乃免息、無抵押及需按要求償還。

22. SHARE CAPITAL

22. 股本

		Number of shares 股份數目	HK$'000 千港元
Authorised:–	法定：		
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At 1.4.2003 and 31.3.2004	**於二零零三年四月一日及二零零四年三月三十一日**	**5,000,000,000**	**50,000**
Issued and fully paid:–	已發行及繳足：		
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At 1.4.2003	於二零零三年四月一日	1,646,060,000	16,461
Rights issue of shares *(Note)*	供股事項 *(附註)*	395,054,400	3,950
At 31.3.2004	**於二零零四年三月三十一日**	**2,041,114,400**	**20,411**

22. SHARE CAPITAL *(continued)*

Note: The Company issued 395,054,400 new shares of HK$0.01 each in the Company at an issue price of HK$0.023 per share by way of a rights issue in the proportion of six rights share for every twenty five existing shares held. The net proceeds of the rights issue of approximately HK$8,298,000 (representing cash consideration of HK$9,086,000 less share issue expenses of HK$788,000) are used for the development of the Group's business in the PRC and to provide additional working capital to the Group. All shares issued rank pari passu with the then existing shares in all respects.

Details of the rights issue of shares are set out in the Company's prospectus dated 30th September, 2003.

22. 股本（續）

附註： 本公司以供股方式按每股0.023港元之發行價發行395,054,400股每股面值0.01港元之新股，比例為每持有二十五股現有股份可獲發六股供股股份。供股事項之所得款項淨額約為8,298,000港元（即現金代價9,086,000港元減股份發行開支788,000港元），乃用於本集團於中國之業務發展及為本集團提供額外營運資金。已發行之所有股份均與當時之現有股份在各方面享有同等權益。

供股事項之詳情載於本公司於二零零三年九月三十日刊發之供股章程。

23. EQUITY COMPENSATION BENEFITS

The Company adopted a share option scheme (the "Scheme") pursuant to a resolution passed on 6th July, 2001, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include any full-time executive director or employee of a company within the Group. The Scheme shall remain in force for 10 years from 6th July, 2001 during which the directors may make offer to grant share options to eligible participants.

23. 股本補償福利

本公司根據於二零零一年七月六日通過之決議案採納購股權計劃（「計劃」），計劃旨在向該等對本集團業務成就有貢獻的合資格參與人士作出獎勵及獎賞。計劃之合資格參與人士包括本集團旗下公司任何全職執行董事或僱員。計劃由二零零一年七月六日起生效，為期十年，董事可於該期間向合資格參與人士授予購股權。

23. EQUITY COMPENSATION BENEFITS (continued)

Pursuant to the terms of the Scheme as amended in accordance with Chapter 23 of the Rules Governing the Listing of Securities on the GEM (the "GEM Listing Rules"), the maximum number of the Company's shares which can be granted under the Scheme and any other schemes must not exceed 10% of the Company's shares in issue at the date of approval and the maximum number of the Company's shares which can be granted to each participant must not in any 12-month period exceed 1% of the Company's shares in issue with effect from 1st October, 2001.

The consideration for the grant of an option is HK$1 each. An option may be exercised at any time during a period as determined by the directors which shall not be less than three years and not more than ten years from the date of acceptance of options offered under the Scheme by the grantee.

23. 股本補償福利（續）

根據計劃條款（經依照創業板證券上市規則（「創業板上市規則」）第23章修訂），根據計劃及任何其他計劃授出之本公司股份數目最多不得超過於批准日期本公司已發行股份10%，而於任何12個月期間可授予每名參與人士之本公司股份數目最多不得超過本公司已發行股份1%，並自二零零一年十月一日起生效。

每份授出之購股權代價為1港元，而購股權可於董事釐定之期間隨時行使，惟該期間指由承授人接納根據計劃提呈之購股權日期起計，不少於三年而又不超過十年。

(i) Movements in share options

(i) 購股權變動

		Number of options 購股權數目	
		2004 二零零四年	2003 二零零三年
At beginning of year	年初	**18,180,000**	39,640,000
Adjustment for rights issue of shares	就供股事項作出之調整	**1,984,437**	–
Lapsed	已失效	**–**	(21,460,000)
At 31st March	於三月三十一日	**20,164,437**	18,180,000
Options vested at 31st March	於三月三十一日歸屬之購股權	**20,164,437**	18,180,000

23. EQUITY COMPENSATION BENEFITS *(continued)* 23. 股本補償福利（續）

(ii) Terms of unexpired and unexercised share options at balance sheet date

(ii) 於結算日尚未屆滿及尚未行使之購股權之條款

		2004 二零零四年		2003 二零零三年	
Date of grant 授出日期	**Exercise period 行使期間**	**Exercise price per share 每股行使價 HK$ 港元** *(Note a) (附註a)*	**Number of options 購股權數目** *(Note a) (附註a)*	Exercise price per share 每股行使價 *HK$ 港元*	Number of options 購股權數目
21st November, 2001 二零零一年十一月二十一日	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	**0.284**	**20,164,437**	0.315	18,180,000

(iii) No share option was granted during the year (2003: Nil).

(iii) 年內並無授出購股權（二零零三年：零）。

(iv) No share option lapsed during the year. Details of share options lapsed in prior year are set out as below:–

(iv) 年內並無購股權失效。上年度失效之購股權詳情如下：

Date of grant 授出日期	**Exercise price per share 每股行使價** *HK$ 港元*	**Exercise period 行使期間**	**Number of options 購股權數目**
21st November, 2001 二零零一年十一月二十一日	0.315	30th June, 2002 to 29th June, 2012 二零零二年六月三十日至二零一二年六月二十九日	21,460,000

23. EQUITY COMPENSATION BENEFITS *(continued)*

(v) No options were exercised during the year (2003: Nil).

Note a: The exercise price has been adjusted for the rights issue of the Company's shares on 24th October, 2003.

Each option gives the holder the right to subscribe for one share of the Company. Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

At 31st March, 2004, the exercise in full of the outstanding share options granted under the Scheme will result in the issue of an additional 20,164,437 shares of HK$0.01 each with corresponding proceeds of approximately HK$5,727,000.

24. RESERVES

(i) The Group

The special reserve of the Group represents the difference between the nominal value of the shares of the Company and the nominal value of the shares of the subsidiaries acquired pursuant to the reorganisation to rationalise the structure of the Group in preparation for the listing of the Company's shares on GEM.

23. 股本補償福利 *(續)*

(v) 年內並無購股權獲行使（二零零三年：零）。

附註a： 行使價已就本公司於二零零三年十月二十四日之供股事項作出調整。

每份購股權賦予持有人權利認購本公司一股股份。購股權並無賦予持有人權利獲取股息或於股東大會投票。

於二零零四年三月三十一日，倘根據計劃授出之尚未行使購股權獲悉數行使，將導致額外發行20,164,437股每股面值0.01港元之股份，相應所得款額約5,727,000港元。

24. 儲備

(i) 本集團

本集團之特別儲備指本公司股份面值與就籌備本公司股份於創業板上市根據重組整頓本集團架構所收購附屬公司股份面值之差額。

24. RESERVES *(continued)* 24. 儲備（續）

(ii) The Company (ii) 本公司

		Share premium 股份溢價 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1.4.2002	於二零零二年四月一日	19,573	–	(1,836)	17,737
Repurchase of shares (Note a)	購回股份（附註a）	(1,915)	84	(84)	(1,915)
Loss for the year	本年度虧損	–	–	(4,312)	(4,312)
At 31.3.2003 and 1.4.2003	於二零零三年三月三十一日及二零零三年四月一日	17,658	84	(6,232)	11,510
Rights issue of shares	供股事項	5,136	–	–	5,136
Share issue expenses	股份發行開支	(788)	–	–	(788)
Loss for the year	本年度虧損	–	–	(10,936)	(10,936)
At 31.3.2004	**於二零零四年三月三十一日**	**22,006**	**84**	**(17,168)**	**4,922**

24. RESERVES *(continued)*

(ii) The Company *(continued)*

The Company had distributable reserves of approximately HK$4,838,000 at 31st March, 2004. Under the Companies Law (Cap. 22 Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the share premium is distributable to the shareholders of the Company, provided that immediately following the date on which the dividends is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

Note a: In prior year, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited. The shares repurchased were cancelled and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$1,915,000 was charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled was transferred from the income statement of the Company to the capital redemption reserve.

24. 儲備 *(續)*

(ii) 本公司 *(續)*

於二零零四年三月三十一日，本公司有可供分派儲備約4,838,000港元。根據開曼群島公司法（一九六一年第3號法例第22章，經綜合及修訂），除非緊隨建議分派股息日期後，本公司能夠償還日常業務中到期之債務，否則股份溢價不得分派予本公司股東。

附註a： 於上年度，本公司於香港聯合交易所有限公司購回其股份。所購回的股份經已註銷，而本公司的已發行股本亦因有關股份面值減少。購回股份應付溢價1,915,000港元計入股份溢價賬。相等於所註銷股份面值的款額則由本公司的收益表轉撥至資本贖回儲備內。

25. PROCEEDS OF CONVERTIBLE NOTES RECEIVED IN ADVANCE

On 26th March, 2004, the Company entered into a subscription agreement with certain subscribers for the issue of convertible notes with the principal amounts of HK$10,000,000, which bear interest at the rate of 2.5% per annum with maturity on 25th March, 2007. The notes are convertible into new shares of the Company at an initial conversion price of HK$0.036 per share (subject to adjustments). Details of the issue of convertible notes are set out in the Company's announcement on 29th March, 2004.

At the balance sheet date, the Company received the subscription money for the aforementioned convertible notes and classified them as non-current liabilities. The issue of these notes was completed on 6th May, 2004.

25. 預收可換股票據所得款項

於二零零四年三月二十六日，本公司與若干認購人訂立認購協議，以發行本金額達10,000,000港元之可換股票據。該批可換股票據按年息率2.5厘計息，並於二零零七年三月二十五日到期。票據可按每股0.036港元（可予調整）之初步兑換價轉換為本公司新股。發行可換股票據之詳情載於本公司於二零零四年三月二十九日刊發之公佈。

於結算日，本公司已收到上述可換股票據之認購款項，並將其列為非流動負債。該等票據的發行事宜已於二零零四年五月六日完成。

26. CONVERTIBLE NOTES

The convertible notes of HK$4,000,000 are unlisted and bear interest at rate of 2.5% per annum with maturity on 16th January, 2006. The interest is payable on maturity date or within 14 business days after conversion of the notes. The notes are convertible into new shares of the Company at a conversion price of HK$0.036 per share (after adjusting for the rights issue of the Company's shares on 24th October, 2003) during the period from 17th January, 2003 to 16th January, 2006 in amounts of not less than HK$500,000 on each conversion. No early redemption by the Company or the noteholders is allowed prior to the maturity date.

26. 可換股票據

面值4,000,000港元之可換股票據並無上市，年息率為2.5厘，於二零零六年一月十六日到期。利息須於到期日或兑換可換股票據後14個營業日內支付。票據可按每股0.036港元（經於二零零三年十月二十四日本公司股份之供股事項調整後）之兑換價於二零零三年一月十七日至二零零六年一月十六日期間兑換為本公司之新股份，而每次兑換之金額不低於500,000港元。於到期日前，本公司或票據持有人不得提早贖回。


Linux

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT 27. 綜合現金流量表附註

Acquisition of a subsidiary

收購一間附屬公司

		2004	2003
		二零零四年	二零零三年
		HK$'000	*HK$'000*
		千港元	*千港元*
Net assets acquired:	購入之資產淨值：		
Fixed assets	固定資產	-	34
Cash and bank balances	現金及銀行結存	-	2
Other payables and accruals	其他應付款項及應計款項	-	(9)
Loans from shareholders	股東貸款	-	(1,299)
Net identifiable assets and liabilities	可識別資產及負債淨額	-	(1,272)
Positive goodwill arising on consolidation	綜合產生之正商譽	-	686
		-	(586)
Satisfied by:	付款方式：		
Cash consideration	現金代價	-	50
Interest in a jointly controlled entity	所佔一間共同控制企業權益	-	(636)
		-	(586)

27. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)* 27. 綜合現金流量表附註（續）

Analysis of net cash outflow of cash and cash equivalents in respect of acquisition of the subsidiary:–

收購附屬公司之現金及現金等值項目現金流出淨額分析：

		2004 **二零零四年** **HK$'000** **千港元**	2003 二零零三年 *HK$'000* 千港元
Cash consideration	現金代價	–	50
Cash and bank balances acquired	購入之現金及銀行結存	–	(2)
Net cash outflow of cash and cash equivalents	現金及現金等值項目之現金流出淨額	–	48



28. OPERATING LEASES ARRANGEMENT 28. 經營租賃安排

As at 31st March, 2004, the Group and the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings, which fall due as follows:–

於二零零四年三月三十一日，本集團及本公司就土地及樓宇之不可撤銷經營租約有尚未履行承擔，到期日如下：

		Group 本集團		Company 本公司	
		2004 二零零四年	2003 二零零三年	**2004 二零零四年**	2003 二零零三年
		HK$'000 千港元	*HK$'000 千港元*	***HK$'000 千港元***	*HK$'000 千港元*
Within one year	一年內	**2,135**	1,579	**332**	360
In the second to fifth years inclusive	第二至第五年（包括首尾兩年）	**2,575**	632	**30**	150
		4,710	2,211	**362**	510

Operating lease payments represent rentals payable by the Group and the Company for their office premises and staff quarters. Leases are negotiated for an average term of one to three years with fixed monthly rentals.

經營租賃款項指本集團及本公司就其辦公室物業及員工宿舍應付之租金。租約平均為期一至三年，每月支付固定租金。

29. OUTSTANDING LITIGATIONS

(a) On 26th February, 2004, the Company's subsidiary, Thizlinux Laboratory Limited ("TLL") filed a statement of claim with the High Court of Hong Kong against Prewell International Limited ("Prewell") for recovery of arrears in fee from distribution of Linux based software products in the aggregate sum of HK$50,700,000 (equivalent of USD6,500,000) together with damages. On 25th May, 2004, Prewell filed a statement of defence and a counterclaim against TLL for the sum of HK$15,600,000 (equivalent of USD2,000,000) being repayment of the distribution fee previously paid by Prewell to the Group together with damages by claiming that there were defects in the products supplied by TLL.

Based on the legal advice obtained, TLL has a good prima facie case in respect of its claim of outstanding fee. Regarding the defence and counterclaim, it appears that they lack the necessary particulars as required by the Rules of the High Court. In particular, Prewell fails to plead time, place, persons involved and particulars of facts on which Prewell relies to establish its defence. In respect of the claim that the products are defective, Prewell fails to plead time, persons and manners involved as to how the notices of defect were given and etc. In the circumstances, it is premature to assess the merits of the counterclaim.

29. 尚未了結之訴訟

(a) 於二零零四年二月二十六日，本公司附屬公司即時系統科研有限公司（「即時系統」）向香港高等法院提交申索陳述書，向Prewell International Limited（「Prewell」）追討分銷Linux軟件產品拖欠之款項（連賠償），總數達50,700,000港元（相等於6,500,000美元）。於二零零四年五月二十五日，Prewell提交答辯書及反申索，指稱即時系統所提供之產品有缺陷，向即時系統反申索15,600,000港元（相等於2,000,000美元），作為退還Prewell先前付予本集團之分銷費（連賠償）。

根據所取得之法律意見，即時系統申索拖欠費用之表面證據對即時系統有利。就有關抗辯及反申索而言，彼等似乎未能提供高等法院規列規定之所須詳情。此外，Prewell未能就支持其抗辯成立所涉及之時間、地點、人士及事實詳情答辯。就產品有缺陷之指稱，Prewell未能就如何發現缺陷及其他事宜所涉及之時間、人士及方法答辯。在此情況下，評估反申索之成功機會仍然尚早。

29. OUTSTANDING LITIGATIONS *(continued)*

In the opinion of the directors, a significant portion of the alleged debts can be recovered from Prewell and an adequate provision for doubtful debts has been made in these financial statements. Regarding the counterclaim by Prewell, the directors consider that the counterclaim is at its preliminary stage and it is premature to make provision against such claim.

(b) A former employee of Beijing Thizlinux Software Co, Limited ("BTS"), a subsidiary of the Company in the PRC, (the "ex-employee") was dismissed on 10th February, 2004. On 26th March, 2004, the ex-employee instituted legal proceedings in the PRC court against BTS by claiming arrears in salaries of RMB420,000, interest, economic compensation and damages which in aggregate amounted to approximately RMB2,154,000. BTS strongly disputes the claim and has taken legal advice.

On 27th April, 2004, BTS filed a counter-claim against this ex-employee in the PRC court for the recovery of a loan of approximately RMB239,000 advanced to him.

29. 尚未了結之訴訟（續）

董事認為，可向Prewell討回大部份指稱中的債項，惟已於此等財務報表內就呆賬作出足夠撥備。就Prewell提出之反申索而言，董事認為反申索仍在初步階段，現時就有關申索作出撥備仍然尚早。

(b) 本公司中國附屬公司北京即時利尼克斯軟件有限公司（「北京即時」）之一名前僱員（「該前僱員」）於二零零四年二月十日被解僱。於二零零四年三月二十六日，該前僱員向中國法院提出訴訟控告北京即時，向北京即時追討人民幣420,000元之欠薪，連利息、經濟補償及賠償合共約人民幣2,154,000元。北京即時已就申索提出強烈爭辯，並已聽取法律意見。

於二零零四年四月二十七日，北京即時向中國法院提交反申索，向該前僱員追討墊付予其之貸款約人民幣239,000元。

29. OUTSTANDING LITIGATIONS *(continued)*

As advised by the Group's PRC Lawyers, the salaries of the ex-employee was fully settled at the time of dismissal and, accordingly, the claim for salaries in arrears and the relevant interest cannot be established. In addition, the claim for economic compensation and damages is without merits. In respect of the counterclaim by BTS, the PRC lawyers are of the opinion that the ex-employee is liable to repay the outstanding loan in the presence of strong evidence submitted by BTS.

In the opinion of the directors, the loan is fully recoverable and no provision for doubtful debts is required to be made in these financial statements.

30. CAPITAL COMMITMENTS

On 28th March, 2002, a joint venture agreement was entered into by the Company, Eaglemax International Investment Limited ("EIIL"), a company wholly owned by Mr. Wong Hoi Wong, and Beijing Normal University ("BNU") in relation to the formation of a sino-foreign equity joint venture, JingShi Thizlinux Laboratory Stock Company (the "JV"). Pursuant to the joint venture agreement, the Company, EIIL and BNU are committed to contribute RMB15,000,000, RMB15,000,000 and RMB20,000,000 respectively for their respective interests of 30%, 30% and 40% in the JV. However, there is no payment schedule specified in the joint venture agreement.

29. 尚未了結之訴訟（續）

根據本集團中國律師之意見，該前僱員之薪金已於解僱時悉數支付，因此追討欠薪及有關利息之申索並不成立。此外，經濟補償及賠償之申索亦缺乏充份理據。就北京即時提出之反申索而言，中國律師認為由於北京即時提交有力證據，該前僱員須就償還未償還貸款負法律責任。

董事認為貸款可全數收回，故無須於此等財務報表內就呆賬作出撥備。

30. 資本承擔

於二零零二年三月二十八日，本公司、王凱煌先生全資擁有之Eaglemax International Investment Limited（「EIIL」）與北京師範大學（「BNU」），就成立中外合資經營企業－京師即時科研股份有限公司（「合營企業」）訂立合營企業協議。根據合營企業協議，本公司、EIIL及BNU承諾就其各自於合營企業所佔權益30%、30%及40%分別注資人民幣15,000,000元、人民幣15,000,000元及人民幣20,000,000元。然而，合營企業協議並無訂明付款時間表。

30. CAPITAL COMMITMENTS *(continued)*

On 3rd June, 2002, the Company, EIIL and BNU entered into a joint venture supplemental agreement whereby the three parties agreed to set up/develop the 100 JingShi Thizlinux Internet Course Programmes (the "Programmes"). Under the joint venture supplemental agreement, each of the Company and EIIL is committed to investing RMB10,000,000 for the development of the Programmes whereas BNU will be responsible for the development, design of the courses and the provision of course contents. There is no investment schedule specified in the supplemental agreement.

Full details are set out in the announcement dated 3rd June, 2002.

Subsequent to the date of entering into the supplemental agreement, BNU intended to agree with the Company and EIIL to fix the timeline for investments in the Programmes by the end of June 2002, this was disagreed by the Company and EIIL.

As advised by the PRC lawyers, the disagreement amongst the three parties has made the whole contractual arrangement incomplete and, accordingly, all the three parties to the agreements are no longer committed to invest in the JV and the Programmes.

30. 資本承擔 *(續)*

於二零零二年六月三日，本公司、EIIL與BNU訂立合營企業補充協議。據此，訂約三方同意設立／開發100京師即時系列網絡課程(「該等課程」)。根據合營企業補充協議，本公司及EIIL承諾，各自投資人民幣10,000,000元開發該等課程，而BNU則須負責開發及設計課程，並提供課程內容。補充協議並無指定投資時間表。

進一步詳情載於日期為二零零二年六月三日之公佈內。

在訂立補充協議日期之後，BNU擬與本公司及EIIL協定，將該等課程之投資時限設為二零零二年六月底，惟此協定不獲本公司及EIIL贊同。

經諮詢中國律師後，協議三方之間出現之分歧導致整體合約安排無法完成，據此，協議全部三訂約方均不再就投資於合營企業及該等課程作出承擔。

31. CONNECTED AND RELATED PARTY TRANSACTIONS

Apart from the transactions as disclosed in notes 18, 21 and 30 to the financial statements, the Group had no other material transactions with its related parties during the year.

The entering into the joint venture agreement and the supplemental agreement as detailed in note 30 to the financial statements constituted connected transactions under the GEM Listing Rules. The directors are of the opinion that these transactions were carried out in the normal course of business of the Group and on normal commercial terms.

32. POST BALANCE SHEET EVENT

On 6th May, 2004, the Company issued convertible notes with aggregate principals of HK$10,000,000 as detailed in note 25 to the financial statements.

31. 有關連人士交易

除財務報表附註18、21及30所披露之交易外，本集團於年內與其有關連人士並無其他重大交易。

根據創業板上市規則，訂立合營企業協議與補充協議（詳情載於財務報表附註30）構成關連交易。董事認為該等交易乃於本集團一般業務過程中進行及按一般商業條款訂立。

32. 結算日後事項

於二零零四年五月六日，本公司發行本金總額達10,000,000港元之可換股票據，詳情載於財務報表附註25。

Financial Summary 財務概要

RESULTS 業績

		Year ended 31st March, 截至三月三十一日止年度				
		2004 二零零四年	2003 二零零三年	2002 二零零二年	2001 二零零一年	2000 二零零零年
		HK$'000 千港元	*HK$'000* 千港元	*HK$'000* 千港元	*HK$'000* 千港元	*HK$'000* 千港元
Turnover	營業額	**37,415**	64,152	30,392	4,315	34,923
(Loss)/profit from operations	經營（虧損）／溢利	**(13,253)**	7,056	1,181	(6,059)	(1,828)
Finance costs	融資成本	**(100)**	(20)	(122)	-	-
Share of profit/(loss) of a jointly controlled entity	應佔一間共同控制企業溢利／（虧損）	**-**	99	(625)	(160)	-
(Loss)/profit before tax	除稅前（虧損）／溢利	**(13,353)**	7,135	434	(6,219)	(1,828)
Tax	稅項	**-**	-	(6)	(6)	(12)
(Loss)/profit attributable to shareholders	股東應佔（虧損）／溢利	**(13,353)**	7,135	428	(6,225)	(1,840)

Financial Summary 財務概要

ASSETS AND LIABILITIES 資產及負債

		As at 31st March, 於三月三十一日				
		2004 二零零四年	2003 二零零三年	2002 二零零二年	2001 二零零一年	2000 二零零零年
		HK$'000 千港元	*HK$'000 千港元*	*HK$'000 千港元*	*HK$'000 千港元*	*HK$'000 千港元*
NON-CURRENT ASSETS	非流動資產	7,475	4,236	4,810	364	365
CURRENT ASSETS	流動資產	40,997	36,145	23,565	1,898	1,415
DEDUCT:	減：					
CURRENT LIABILITIES	流動負債	9,043	5,906	3,037	13,454	6,740
NET CURRENT ASSETS/ (LIABILITIES)	流動資產／（負債）淨值	31,954	30,239	20,528	(11,556)	(5,325)
TOTAL ASSETS LESS CURRENT LIABILITIES	總資產減流動負債	39,429	34,475	25,338	(11,192)	(4,960)
NON-CURRENT LIABILITIES	非流動負債	(14,000)	(4,000)	–	–	–
NET ASSETS/(LIABILITIES)	資產／（負債）淨值	25,429	30,475	25,338	(11,192)	(4,960)



Corporate Information

企業資料

Head Office and Principal Place of Business

Unit 502-505, 5/F., Tower 3
Enterprise Square, 9 Sheung Yuet Road
Kowloon Bay
Hong Kong

With effect from 29th July 2004:

Unit 1004, 10/F, Tower B, Hunghom Commercial Centre
37 Ma Tau Wai Road
To Kwa Wan
Kowloon
Hong Kong

總辦事處及主要營業地點

香港
九龍灣
常悅道9號企業廣場
第三座5樓502-505室

從2004年7月29日起生效：

香港
九龍
土瓜灣
馬頭圍道37號
紅磡商業中心B座10樓1004室

Registered Office

Ugland House, South Church Street
P. O. Box 309, George Town
Grand Cayman
Cayman Islands
British West Indies

註冊辦事處

Ugland House, South Church Street
P. O. Box 309, George Town
Grand Cayman
Cayman Islands
British West Indies

Company Website

www.thizgroup.com

公司網站

www.thizgroup.com

Principal Share Registrar

Bank of Butterfield International (Cayman) Ltd.
Butterfield House, Fort Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands

主要股份過戶登記處

Bank of Butterfield International (Cayman) Ltd.
Butterfield House, Fort Street
P. O. Box 705
George Town
Grand Cayman
Cayman Islands

Hong Kong Branch Share Registrar

Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

Corporate Information 企業資料

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited
Tsimshatsui Branch
82-84 Nathan Road
Tsimshatsui
Kowloon, Hong Kong

主要往來銀行
香港上海滙豐銀行有限公司
尖沙咀分行
香港九龍
尖沙咀
彌敦道82-84號

Legal Advisers
As to Hong Kong law
Cheung, Tong & Rosa
Rooms 1621-33, 16th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

As to Cayman Islands law
Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Hong Kong

法律顧問
香港法律
張秀儀、唐匯棟、羅凱律師行
香港
港灣道30號
新鴻基中心
16樓1621-33室

開曼群島法律
Maples and Calder Asia
香港
港景街1號
國際金融中心第一期1504室

Auditors
PKF
26th Floor
Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

核數師
梁學濂會計師事務所
香港
銅鑼灣
威非路道18號
萬國寶通中心
26樓

Company Secretary and Qualified Accountant
Mr. Chan Sai Yan, ACCA

公司秘書兼合資格會計師
陳世寅先生，ACCA



Corporate Information 企業資料

General Information 一般資料

Listing 上市地點	: :	Growth Enterprise Market of The Stock Exchange of Hong Kong Limited 香港聯合交易所有限公司創業板
Listing Date 上市日期	: :	27th July, 2001 二零零一年七月二十七日
Nominal Value 面值	: :	HK$0.01 per share 每股0.01港元
Stock Code 股份代號		
Hong Kong Stock Exchange 香港聯交所	:	8119
Reuters 路透社	:	8119.HK
Bloomberg 彭博通訊社	:	8119 HK
Announcement of 2004 Results 公佈二零零四年業績日期	: :	28th June, 2004 二零零四年六月二十八日
Financial Year End 財政年度結算日	: :	31st March 三月三十一日

Designed and printed by HeterMedia Services Limited

THIZ TECHNOLOGY GROUP LIMITED
即時科研集團有限公司

Suite 1004, 10/F, Tower B, Hunghom Commercial Centre
37 Ma Tau Wai Road, To Kwa Wan, Kolwoon, Hong Kong
香港九龍紅磡馬頭圍道37號紅磡商業中心B座10樓1004室

Tel 電話：852 - 2735 2725
Fax 傳真：852 - 2111 0702
Website 網址：www.thizgroup.com